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                         SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S DIRECT NUMBER                                   WRITER'S E-MAIL ADDRESS


                                October 11, 2005


Mr. Owen Pinkerton
 Senior Counsel
Ms. Amanda McManus
 Attorney-Advisor
United States Securities and
 Exchange Commission
100 "F" Street, N.W.
Washington, D.C.  20549

           Re:      Man-AHL 130, LLC (the "Pool")
                    Registration Statement on Form S-1
                    Filed June 28, 2005
                    File No. 333-126172

Dear Mr. Pinkerton:

         We thank the Staff for its July 28, 2005 comment letter on the above-referenced filing. The following are the Staff's comments -- repeated verbatim for your convenience of reference -- followed by our responses. In many cases, of course, the responses refer to a corresponding change in Amendment No. 1 to the Registration Statement filed hereto.

         "General

         1. It is not clear why you refer to Man-AHL as the "Fund" since you assert in your disclosure on page ii that the pool is not a mutual fund registered under the Investment Company Act of 1940, and given that the term "Fund" is not part of the pool's name. Please revise to refer to the pool by its name or a variation of its name."

         Public commodity pools have commonly -- in fact, almost uniformly -- referred to themselves as "funds" in their prospectuses. We do not feel that "fund" in any respect necessarily connotes "mutual fund." There are, for example, numerous real estate funds, private equity funds, insurance funds, etc. On the other hand, the term "pool" is used very infrequently


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 2






-- indeed, hardly at all outside of the regulations of the Commodity Futures Trading Commission ("CFTC"). Experience strongly argues that no investor will be misled by the Prospectus referring to the Pool as the "Fund," while the use of the term "Pool" would be unusual.

         The reason that the term, "fund," is omitted from the name of the Pool is that Man Group plc ("Man") -- which has approximately $43 billion under management -- has traditionally identified its investment funds without including the term "fund" in the title of these collective investment vehicles. A number of U.S. commodity pools have done so as well, and we would much prefer to continue this approach as Man, through its U.S. subsidiary Man Investments
(USA) Corp. (the "Managing Member"), inaugurates its public U.S. marketing with the Pool. The fact that the term "fund" does not appear in the title of the Pool does not indicate that the use of this term in the body of the Prospectus would be inappropriate. On the contrary, of the three likely possibilities "Company," "Fund" or "Pool," "Fund" seems the most appropriate.

         2. In light of your intention to invest 30 percent of the proceeds of this offering in Man-Glenwood Lexington, a closed-end mutual fund registered under the Investment Company Act of 1940, please provide us with a detailed legal analysis of why you do not believe you should register as an investment company under the Investment Company Act of 1940. In connection with this, please provide us with additional details of the types of investments made by Man-Glenwood Lexington and whether these investments include securities as defined by the '33 Act.

         We have responded under separate cover, by letter of August 9, 2005 (the "Section 3(b)(1) Letter"), regarding the status of the Pool under Section 3(b)(1) of the Investment Company Act of 1940, as well as had several discussions with the Staff on this point. We are, of course, available at your convenience for such follow-up as the Staff may deem appropriate. Ms. Susan Olson is the Staff Member from Investment Management with whom we have been dealing.

         3. In light of the fact that up to 30 percent of your investments will be in Man-Glenwood Lexington, it is not clear why you have not provided disclosure in Part One of the disclosure document regarding the investment objectives and performance history of Man-Glenwood Lexington and Man-Glenwood Lexington TEI. Please revise to include


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 3

                  substantially greater disclosure regarding the types of investments made by these entities in all relevant portions of the prospectus, including the summary, as well as capsule performance disclosure. We note your limited disclosure on page 13 but do not believe that this provides sufficient information to investors regarding the nature of Man-Glenwood's investment strategy.

         As will be clear from the Section 3(b)(1) Letter, although the Pool has allocated 30% of its capital to Man-Glenwood Lexington, LLC ("MGL"), MGL represents only approximately between 4% and 11% of the Pool's market exposure. Accordingly, we believe that detailed descriptions of MGL in the Prospectus would overstate the importance of MGL to an investor in the Pool. We are also concerned that including different disclosures concerning MGL in the Pool's Prospectus from that set forth in MGL's own Prospectus (MGL is publicly offered pursuant to an effective registration order under the Securities Act of 1933 (the "1933 Act")) could raise significant disclosure/liability concerns for Man.

         We propose to address the Staff's concerns regarding the MGL disclosures in the Prospectus by including relevant portions of the current Prospectus of MGL as an Appendix to the Prospectus.

         The Staff should be aware that the National Futures Association (the "NFA") in its review of the Prospectus (which is subject to NFA review under
Part 4 of the CFTC regulations ("Part 4")) raised analogous issues regarding the MGL disclosure. The NFA has agreed that we may use excerpts from the Prospectus in order to satisfy the CFTC disclosure requirements. We are, of course, glad to include as much disclosure concerning MGL as the Staff feels is appropriate, but are concerned that prospective investors might, as a result of more extensive disclosure, exaggerate the importance of MGL in the Pool's portfolio. In particular, we feel that it is important that the prospective investors clearly understand that the capital allocation to MGL overstates its importance in the Pool's portfolio given the leverage of the Pool's managed futures component -- in which the Pool acquires market exposure of approximately 300%-800% of its total equity, as opposed to the approximately 36% market exposure acquired through its investment in MGL.

         As the MGL Prospectus is sufficient disclosure for persons investing solely in MGL, we assume that relevant portions of the MGL Prospectus will, a fortiori, be considered adequate from the SEC's perspective for investors in the Pool. As you will see, by "relevant" we mean disclosures which relate to MGL itself, as opposed to general matters such as tax and which are independently covered in the Prospectus. It would be hard to justify providing inconsistent disclosures to these two groups of investors.


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 4


         4. Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered. For example, your revisions should include a narrative discussion under an appropriate major heading of the managing member and its affiliates' experience over the past ten years similar to that required by Item 8.A of Guide 5, which includes a description of any major adverse business developments and conditions that were experienced.

         We are aware from numerous other public commodity pool filings of the Staff's position that the disclosures regarding these commodity pools should be comparable to those which would be made under Guide 5 in the case of registration statements relating to real estate limited partnerships. We attach as an Appendix to this letter a cross-reference sheet indicating where in the Prospectus the Guide 5 disclosures (as and to the extent applicable) are included.

         As the Pool is also subject to Part 4, we have attempted to conform the Prospectus disclosure to both Part 4 and Guide 5 (Part 4, for example, requiring certain disclosures to be made in the "forepart" of the Prospectus).

         Regarding the Staff's specific reference to Section 8 of Guide 5, Part 4 includes specific requirements regarding the past performance of a commodity pool's advisor and sponsor, and we have complied with Part 4 in this filing. As the CFTC rules are specific on the question of the disclosure of past performance, the Staff has in prior commodity pool filings found CFTC-required disclosures to be acceptable.

         Insofar as "major adverse business developments" are concerned, there have been none -- either in respect of Man (which is newly-formed) or any of its affiliates (which have been in continuous operation since the late 1700s). Consequently, we have not made any disclosures responsive to Section 8(A)(2) of Guide 5. We have never read Guide 5 to require affirmative statements that there is nothing to disclose -- e.g., "There have been no major adverse business developments with regard to Man or its affiliates within the last 10 years."
Part 4 used to require such statements, but was amended to eliminate them, as it was understandably confusing to a prospective investor to be told affirmatively that there is nothing to disclose. We would request that the Staff permit us to follow this approach -- i.e., if there is no Guide 5 disclosure to be made, nothing needs to be included in the Prospectus. Certainly this has been found to be acceptable practice in past filings.


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 5


         5. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

         We are providing the Staff under separate cover with the currently proposed sales material for the Pool. This material will also be filed with the NASD. As in the past, we have ensured that all disclosures in the sales material are directly derivable from information in the Prospectus. We have also ensured that the disclosures in the sales material are consistent with the NASD's statements in the Altegris and Citigroup enforcement actions (which have effectively prohibited the use of certain previously commonly-used disclosures such as "targeted returns," and required "bullet point" risk factors).

         6. Please supplementally confirm to us, if true, that all units redeemed or otherwise re-acquired by the trust will not be re-issued to other investors. If you do intend to re-issue redeemed or re-acquired units, please tell us supplementally how you intend to register those re-issuances under the Securities Act.

         We confirm that units once redeemed are not reissued. There is no equivalent of "Treasury Shares" in the case of partnership interests -- either an interest exists and is outstanding or it does not. All units are issued only once, and the number of units which may be issued is limited by the amounts which are registered for public offering under the 1933 Act.

         7. Please confirm to us that, following effectiveness of the registration statement and the breaking of escrow, you will file a prospectus supplement each month reflecting the net asset value at which you sell your units.

         There have been numerous continuously offered public commodity pools -- indeed, in our experience, the substantial majority of pools, other than "principal protected" pools which often have a single "principal protection date" and, accordingly, a single issuance date for the units, are continuously offered. Part 4 requires that the Prospectus be accompanied -- once a pool has begun operating -- by CFTC monthly reports required to be delivered to existing investors and current within 60 days. These monthly reports contain summary performance information for the pool in question. We have in the past routinely filed these


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 6

monthly reports under Rule 424(c) as a supplement to the Prospectus, and would propose to do so in the case of the Pool as well.

         Please let us know if we have misunderstood the Staff's comment, and the Staff is requesting a filing procedure with respect to the Part 4 monthly reports different from that which the industry has been permitted to use in the past.

         8. Please advise us supplementally whether the managing member or its affiliates can purchase units in the offering so as to reach the minimum subscription. If so, please also disclose this fact in all relevant sections of the prospectus, including the cover page and the summary.

         Man and its affiliates do not intend to invest in the Pool (other than as discussed below in response to Staff Comment 12), and were they to do so the units purchased by them would not be counted towards the "escrow break." In previous filings in which we have permitted units acquired by the sponsor of a pool or related party to be counted in determining whether the "escrow break" point had been reached, we have both disclosed that fact and required that the units so acquired be retained for at least one year from the date of issuance.

         9. We note that you propose to offer units in classes A1, A2, B1 and B2 and that you have allocated the 100,000 units to be offered within these classes on the cover page of your registration statement, but that you have not made such allocation on the prospectus cover page. Please revise the prospectus cover page to allocate the number of units being registered for each of classes Al, A2, Bl and B2. Please be aware that all shares being registered must be allocated to a class.

         We have revised the Prospectus to reflect an offering of only two Classes of Units -- the Class A Units and Class B Units. The Prospectus cover page has been conformed to the Staff comments and to account for the offering of only two Classes of Units. We thank the Staff for pointing out this inconsistency.

         We are aware that all units registered must be allocated to a particular Class.

         10. Please describe, in the body of your prospectus, the material terms of each of your material agreements. We note, in this regard, reference on page iii to a Commodity


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 7

         Brokerage Agreement, a General Distributor's Agreement and an Administration Agreement.

         We have added specific disclosures relating to the indemnity and liability provisions of the Commodity Brokerage Agreement and the General Distributor's Agreement, and will do so as well with respect to the Administration Agreement once administration arrangements have been finalized. These disclosures are consistent with the disclosures made in the past with respect to other public commodity pool offerings.

         We are reluctant to deviate from past practice in terms of including substantially more detail regarding the foregoing agreements for the reason that these agreements, while themselves complex in their detail, are straightforward in their effect. The Pool trades futures through its Commodity Brokerage Agreement on substantially the same terms as all other traders; the units are distributed publicly through the General Distributor's Agreement but, again, on substantially the same terms as the units of all other public commodity pools; and the "back office" administration of the Pool is provided under the terms of the Administration Agreement, but this "back office" feature is no different than that used by other pools. Were there anything investors should know about these agreements, we would, of course, disclose that information. However, these are essentially generic agreements, and it would be unusual -- and ultimately, we believe, confusing -- to describe them in detail.

         11. We note your statement throughout the prospectus that the Man-Glenwood investment is ancillary to your commodities trading programs and should not be relied upon as a reason to invest in you. Given that the Man-Glenwood investment will represent up to 30% of the proceeds of the offering, it appears that this disclaimer is inappropriate. Please revise to remove this language throughout the prospectus.

         We have removed these references -- although, as indicated in Response 2 above as well as in the Section 3(b)(1) Letter, the MGL investment is, in fact, materially less significant to the overall portfolio of the Pool than the 30% allocation of the Pool's capital to MGL would suggest. We appreciate the Staff's position that it is for the prospective investors to determine what is "ancillary" and what is not; we should not pre-judge that determination for them. Thank you for pointing this out.

         We have attempted to make clear in Amendment No. 1 the material disclosure point that a 30% allocation of capital to MGL represents a materially lower percentage market exposure in terms of the Pool's overall portfolio than the Pool's AHL allocation, due to the


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 8

leverage involved in futures trading. We have, however, avoided characterizing the Pool's investment in MGL as "ancillary," "yield enhancement," etc. We do want to emphasize to the Staff, however, that in our view it would be misleading to describe the Pool as anything but a commodity pool, given the limited role of the MGL investment in the Pool's portfolio.

         12. Please include the information required by Item 403 of Regulation S-K related to security ownership.

         The S-K 403 information is not included for officers of Man because they neither own nor do they intend to acquire any units. Part 4 has a similar requirement to disclose the investments in the Pool by Man and its principals, and we have disclosed that Man will maintain an investment of 1% of the Pool's Net Asset Value -- as the sponsor contribution required by a number of States in which the Pool will offer units -- but that the principals of Man do not intend to make investments.

         Importantly from a disclosure perspective, there is no issue in the case of public commodity pools, as there is in the case of operating companies, of the sponsor and its principals profiting as a result of the offering due to any securities holdings. If more units are sold, or more capital invested in the Pool, that would have the same effect on the sponsor's required contribution and principals' units as on the units of any outside investor -- there are no "promoters' shares" in commodity pools nor is there any "dilution" of the public investors.

         13. Continue to monitor the updating requirements of Rule 3-12 of Regulation S-X. In addition, given the fact that the Managing Member will provide financial assistance to MAN-AHL 130, LLC, consider updating the financial statements of the Managing Member on the same basis.

         The Pool will comply with the financial information updating requirements of Rule 3-12. We are unclear what "financial assistance" the Managing Member provides to the Pool, but we will update the Managing Member's financial statement on the same basis as the Pool's.

         14. Please provide a detailed analysis regarding the applicability of the tender offer rules to your share redemption program. Specifically, in your analysis please address the fact that investors must make an irrevocable redemption requests 45 days prior to the redemption date. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 9

         The question of whether the redemption rights granted to investors in public commodity pools constitute "issuer tender offers" has arisen from time to time in the twenty-five or so years that the undersigned has been involved in public commodity pool filings. Although the Williams Act does not contain a definition of "tender offer" (no doubt the reason that the question continues to resurface), the analysis in the case of the Pool is no different than it has been in the case of other public pools.

         The Pool's ongoing redemption rights do not constitute a tender offer, because (i) no premium is offered for the units (all of which are redeemed at Net Asset Value) and (ii) there is no pressure on investors to make a "hasty decision" as the redemption right is ongoing and continuous. See, e.g., Pin v. Texaco, Inc. 86-87 CCH Decisions 1992, 8823 (5th Cir.; July 14, 1986). Investors in the Pool when considering whether to redeem their units are subject to none of the "risks" to which investors in a tender offer are subject. Without these risks being present, neither is a tender offer. Fulco v. American Cable Systems of Florida, 89-90 CCH Decisions 94,980 (D. Mass., Oct. 4, 1989) remains as definitive an analysis of the indicia of a tender offer as we know.

         "Section 14(e) of the Exchange Act, 15 U.S.C. Section 78n(e), prohibits fraud in connection with tender offers. Plaintiffs claim that the consent solicitations for redemption of these limited partnership units constituted a tender offer within the meaning of that statute. I disagree.

         Although the statute does not define "tender offer," the term has traditionally meant on offer

                  'to purchase all or a portion of a company's shares at a premium price, the offer to remain open for a limited time. Frequently, the obligation to purchase on the part of the offeror is conditioned on the aggregate number of shares tendered: if more than a certain number are tendered, the offeror need not purchase the excess; if less than a certain number are tendered, the offeror need not purchase any. The shareholder responding to the offer generally must relinquish control of the shares he desired to tender until the response of others is determined.'

         Smallwood v. Pearl Brewing Co., 489 F.2d 579, 597 n.22 (5th Cir. 1974), cert. denied, 419 U.S. 873 (1974) (citations omitted), quoted in S-G Securities, Inc. v. Fuqua Investment Co., 466 F. Supp. 1114, 1124 n.6 (D. Mass. 1978). Because some transactions are tantamount to a tender offer but do not follow the


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 10

         conventional pattern, flexible tests have been used to determine whether they should be subject to Section 14(e). See Ludlow Corp. v. Tyco Laboratories, Inc., 529 F. Supp. 62, 66-67 (D. Mass. 1981); S-G Securities, 466 F. Supp. at 1125, 1126-27. The common concern is that unregulated tender offers press investors to make a hasty decision affecting the nature of their investment based on inadequate information.

         As plaintiffs have shown, the consent solicitations alleged in this case share some of the features of a tender offer; all of the holders were solicited; the proponent wanted to have all of the outstanding securities at the end of the transaction; no other party was bidding; the terms were not negotiable; the deal was contingent on majority approval; and the offer was open for a limited time. The limited partners had to choose whether to take their money out now, on defendants' terms, or continue the partnership into the uncertain future. The redemption proposals thus exerted some of the pressures associated with tender offers.

         Important distinctions, however, should be drawn between these collective decisions to end the partnerships and what may properly be called a tender offer. The consents in each case constituted an act of partnership governance that was binding on the minority. No investor individually tendered his securities. No unit holder (other than the Continental interests) risked faring any differently from any other. The limited partners were not competing among themselves to receive a premium, but faced a collective decision whether to liquidate their interests and transform the business into a corporate affiliate of Continental.

         A tender offer makes investors uncertain what will happen to their investment if they fail to tender. They typically must decide whether to "reinvest" in a company that might emerge under new control. Plaintiffs knew that if they did not consent one of two things would happen: their units would be redeemed involuntarily at the offered price; or they would hold the very same interest in the same enterprise, under the same management, as they did before. They faced none of the risks created by a tender offer.

         These transactions are comparable to other business reorganizations that have not been considered tender offers. For example, statutory mergers and consolidations are not tender offers. See Proposed Amendments to Tender Offer Rules, Exchange Act Release No. 16,385 (Nov. 29, 1979). See also Smallwood v. Southdown, Inc., 382 F. Supp. 1106 (N.D. Tex. 1972); Dyer v. Eastern Trust & Banking Co., 336 F. Supp. 890 (D. Me. 1971); but see Zuckerman v. Franz, 573 F. Supp. 351 (S.D. Fla.
         1983) (third party's cash merger proposal was tender


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 11

         offer). A corporation's obligation to repurchase shares upon exercise of dissenters' rights in connection with the elimination of preemptive rights is not a tender offer. Leighton v. American Tel. & Tel. Co., 397
         F. Supp. 133 (S.D.N.Y. 1975). Significantly, the SEC's regulations on private buyouts distinguish between tender offers and other forms of capital restructuring. See Rule 13e-3(a)(3), 17 C.F.R. Section 240.13e-3(a)(3) ("tender offer" designated separately from "[a] solicitation...in connection with: a merger, consolidation, reclassification, recapitalization or similar corporate transaction...; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split...") Plaintiffs are unable to cite any case extending the concept of tender offer to redemption transactions like these, and there is case law to the contrary. See Howell v. Management Assistance, Inc., 519 F. Supp 83, 91 (S.D.N.Y. 1981), aff'd without opinion, 685 F. 2d 424 (2d Cir.), cert. denied, 459 U.S. 862 (1982) (proposal to redeem preferred stock not a tender offer)."

         The Staff asked that we specifically address the point that redemption requests must be irrevocably submitted at least 45 days prior to redemption. While we agree that this "time limit" sounds like the terms of a tender offer (i.e., "investors must decide by X date whether to redeem their units or not"), in fact it is just the opposite. This advance notice is necessary not as a result of the Pool "pressuring" investors to submit redemption requests but rather only in order that the Pool may liquidate positions (particularly an appropriate percentage of the Pool's MGL investment) in an orderly manner so that the redemptions will not have an adverse effect on continuing investors. This notice period is also the effective opposite of a tender notice period in that the 45 day cut-off recurs every quarter -- it is not a "one-time limit" on when redemption requests must be submitted.

         Finally, to my mind, the dispositive point in determining that pool redemption rights are not "tender offers" is that the pool does not want redemptions to occur. Far from soliciting investors to tender their units, the Pool would be better served by prohibiting redemptions altogether but given the absence of any secondary market in the units, the Pool would be unmarketable without a redemption right. Redemption is a contractual right given to investors to permit them to realize upon their investment (like the conversion feature of a convertible bond) -- it is not any form of offer or solicitation by the Pool. (In this respect, commodity pool redemptions are no different from mutual fund redemptions, which clearly do not constitute tender offers.).

         As the ongoing redemption right contractually accorded to investors is not a tender offer, Rule 13e-4 and Regulation 14E (which the Staff also requested that we specifically consider) are not applicable.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 12

Prospectus Cover Page

         15. Please revise the cover page to remove information that exceeds the amount of information called for by Item 501 of Regulation S-K, Guide 5 or the Part 4 Rules promulgated by the CFTC. We note in this regard, by way of example only, your disclosure under the heading "The Fund."

         We have revised the disclosure as requested. While materially reducing that description of the Pool provided on the cover page, we feel it is helpful to prospective investors to be informed of the two components of the Pool's portfolio on the cover page.

         16. Please disclose, in the header, the minimum and maximum number of units being offered of each class.

         We have inserted the requested disclosure.

         17. Since this is not a firm commitment underwritten offering, it is not appropriate to highlight the Selling Agent at the bottom of the cover page. Please revise.

         Public commodity pool offerings are always "best efforts" rather than firm commitment offerings, and the selling agent's name has always appeared on the cover page. The selling agent, despite acting on a best efforts basis, is nevertheless an "underwriter" within the meaning of Section 2(a)(11) of the 1933 Act and S-K 501(b)(8).

         18. We note that you state that the managing member will return investor's funds promptly if the minimum is not sold by the end of the initial offering period. Please revise, here and in the summary, to specify what you mean by "promptly."

         We have eliminated references to "promptly" and inserted "within 5 business days."

         19. Please revise the first cover page risk factor to include the historical leverage employed by AHL Diversified as disclosed on page 8. In addition, please tell us whether the Man-Glenwood entities employ leverage and, if so, whether


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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 13

                  the leverage tends to be greater or less than the amount employed by AHL Diversified.

         We have referred to the leverage used by MGL as well as by the AHL Diversified Program on the cover page. The MGL leverage is de minimis (18%-20%) in comparison to that of AHL (300% to 800%, calculated on the total net assets of the Pool, not only the 70% of the Pool's capital remaining after the MGL allocation). Calculating the AHL leverage on the basis of the total assets of the Pool is, we feel, consistent with the structure of the Pool in which the allocation to MGL is a subsidiary component of the Pool's portfolio, the Pool operating much as a conventional commodity pool with 100% of its assets allocated to futures trading. We note in this respect that if necessary, the Pool would liquidate its MGL positions to support its AHL trading, subject to the liquidity provisions of MGL.

         20. Please revise the cover page risk factors to include the risk resulting from conflicts of interest, including a brief description of the nature of the conflicts and the identity of the parties to the conflicts.

         We have included a cover page risk factor relating to the conflicts of interest involved in the operation of the Pool. For brevity's sake, we have not named individual members of the Man Group but rather referred generally to "members of the Man Group," as the conflicts of interests are the same irrespective of which particular Man Group entity is involved.

         21. Please include a cover page risk factor describing the income tax risks to investors associated with this offering.

         We have added a cover page reference to investors needing to pay tax currently on their investment despite receiving no distributions from the Pool. This is a standard tax disclosure regarding commodity pools.

         22. Please revise the first risk factor in the middle column of cover page risk factors to briefly quantify the fees that you will be required to pay, and to clarify that the fees described must be paid regardless of profitability. Please also disclose, if true, that the managing member has the authority to substantially increase the amount of those fees without the approval of other members.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 14

         The first risk factor in the middle column of the cover page has been revised as requested. The annual expense figure now used on the cover page reflects the fees and expenses set forth in the revised Breakeven Table on page 7 of the Summary.

         The Managing Member has no authority to increase any of the relevant fees, and fiduciary considerations of "self-dealing" would, in any event, prevent the Managing Member from doing so without the express consent of investors.

         23. It is not clear that the first 2 bullet points in the far right column of your cover page risk factors actually describe risks related to your company or this offering. Please revise these bullet points to more clearly identify the risk or remove this disclosure from the cover page risk factors.

         The Staff has in the past required the risk factor re representations and warranties in the Subscription Agreement to appear on the cover page. We agree, however, that both this risk factor and the standard admonition to investors to consult their own advisers are not, in fact, risk factors. We have moved these disclosures from the cover page, and included them prominently on page 8 at the end of the Summary.

Organizational Chart, page iii

         24. Please include in the organizational chart the percentage of proceeds of this offering that will be deposited with each of Man-Glenwood and the Trading Advisor. In addition, please revise to include the exact percentage ownership of each entity by Man Group plc.

         We have added the percentage disclosure you have requested, as well as "market exposure" information which we believe to be critical to ensuring that prospective investors do not overemphasize the Pool's MGL capital investment by confusing capital with market exposure allocations.

         We have added a statement to the effect that all entities except the Fund (once trading begins), Man-Glenwood, the Portfolio Company, the Sub-Funds and the Third-Party Administrator are 100% owned, directly or indirectly, by Man.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 15

Summary

         25. In your summary and throughout your prospectus you use terminology that represents industry jargon which may not be readily understood by an investor not in your industry. Examples include descriptions of the AHL Diversified Program as "quantitative," "directional," and "technical." Please revise your disclosure to define industry terms the first time you use them and limit your use of industry jargon to the extent possible.

         We have included passim the suggested changes concerning "industry jargon," and have attempted to provide "plain English" disclosures. We apologize if its use has been confusing.

         26. Please disclose your website, if any. Refer to Item 101(e)(3) of Regulation S-K.

         The Pool has not established a website, and, as the Pool will not be an accelerated filer, it is not required to maintain a website. If, in the future, the Pool does establish a website, this information will be disseminated to all existing investors as well as included in future Prospectus amendments/supplements.

The Fund, page 2

         27. Please disclose the portion of the pool's capital that is expected to be maintained in cash and cash equivalents.

         We have expressly disclosed the 70/30 allocation of the Pool's capital between cash and cash equivalents and MGL.

         28. Please clarify what type of diversification is expected to be realized through an investment in the Man-Glenwood entities.

         We have eliminated the references to "diversification," while making it clear that this aspect of the Pool's MGL investment relates the potential for MGL's performance to be "non-correlated" to that of the AHL Diversified Program, while also making it clear what we mean by "non-correlated."

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
 Exchange Commission
October 11, 2005
Page 16

Major Risks of the Fund, pages 3 - 4

         29. Please make changes in your summary risk factors similar to those requested in the cover page risk factors.

         We have made changes to the Summary risk factors corresponding to those made to the cover page risk factors.

         30. Please revise the second paragraph in the first column on page 4 to emphasize that the net asset value of the fund may decrease between the time that an investor is required to make an irrevocable redemption decision and the actual date of redemption.

         We have included the requested disclosure. We have used the concept of "change" rather than "decrease" because an increase in unit value between the redemption notice date and the redemption date could also be perceived as adverse in that an investor might wish to revoke his or her redemption request in light of such increase (redemption notices are irrevocable).

Investment Objectives, Strategy and Policies, page 4

         31. The text under this heading, which appears to describe only possible advantages of an investment in Man-AHL 130, does not match the heading of this section. Please revise your heading to more clearly describe the text that follows, or revise the text accordingly.

         We have revised the heading of this section to describe more clearly the text of such section.

         32. We refer to the first bullet point under this heading. Please remove the reference to the AHL Diversified Program's "historical" profits, since it does not convey information about the time periods over which an investment would need to be held in order to realize profits, nor does it reflect the volatility of such an investment, including substantial losses over certain periods.

         We have deleted the reference which the Staff questioned.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 17


         33. We note your statement in the second bullet point under this heading that the AHL Diversified Program has "historically had low correlation to the returns of traditional stock and bond portfolios." Please define more clearly "low correlation." In addition, please reconcile your disclosure here with disclosure on page 10 that "the success of the Fund may be substantially dependent on general market conditions."

         We have clarified that the potential benefit of "non-correlation" is performing profitably during periods when other ("non-correlated") asset classes are performing unprofitably.

         The market conditions to which we refer on page 10 (now page 14) are different from those that would affect the stock and bond markets. For example, low volatility in commodity prices might very well be favorable to the equity and debt markets, but such conditions would be very unfavorable to AHL. We have elaborated this on page 10 (now page 14).

         34. Please provide enough detail in the final 2 bullet points under this heading to more clearly describe the benefits disclosed. In particular, provide facts which tend to indicate why these aspects of Man-AHL are different from other investments in managed futures funds.

         We have deleted "Limited Liability" and "Administrative Convenience" as potential investment advantages. While these are frequently cited as benefits of investing in a commodity pool as opposed to a commodity managed account (with respect to which the trader has unlimited liability and has to keep track of individual futures positions and margin levels), we agree that these aspects of the Pool do not distinguish it from any other futures fund. We have, however, added a separate heading "Limited Liability" with appropriate text. Part 4 requires disclosure regarding whether the liability of investors in commodity pools exceeds the amount of their investment.

Redemptions

         35. Please tell us why it is expected to take up to 45 days for the pool to "usually" pay out redemptions and what circumstances could cause the pool to take longer than 45 days to make such payments. In light of the limit on

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 18


                  redemption requests and the generally liquid nature of the investments made by AHL Diversified, it is not clear why there is such a lag time.

         The reason for the delay in redemption payments is to ensure that the Pool has time to receive "tender offer" payments from the proportionate share of its investment in MGL in order to fund the redemption from the Pool. As MGL is a "fund of funds," it does not pay out redemption proceeds as quickly as does the typical public commodity pool. The Pool itself pays out redemption proceeds as soon as reasonably practicable after the receipt of the proceeds of its corresponding investment in MGL.

         The Staff is correct that the managed futures account of the Pool maintained with AHL provides virtually instant liquidity. However, in order to maintain the 30% limitation on the capital allocation to MGL, the Pool needs the ability to make proportional redemptions from MGL. Except in the case of very substantial redemptions, we would expect the amounts to be paid out of the reserve capital allocated to AHL (paying out of such capital in no respect requiring a reduction of the Pool's AHL market exposure due to the high degree of leverage available in managed futures), with the Pool's MGL allocation being adjusted in due course. Consequently, we expect the Pool to pay redemptions more quickly than 45 business days but have included this figure as a conservative disclosure.

         We have changed the disclosure in the Prospectus to reflect the fact that 45 business days is an estimated maximum delay in receiving payment of redemption proceeds; as opposed to indicating that this is the payment schedule which investors should expect.

Organizational and Offering and Administrative Expenses, page 5

         36. We note that organizational and offering and administration fees will be paid by the Managing Member "or an affiliate." Please tell us why you are unable to identify the specific entity that will make these payments and whether a specific entity will be named in executed agreements covering these charges. In addition, please tell us whether the Managing Member will guarantee these payments or otherwise be liable for the payments if they are assigned to an affiliate that is unable to make such payments.

         It is not that we are unable to identify the applicable Man affiliate which will bear -- without reimbursement from the Pool -- the organizational costs; rather: (i) it should make

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 19


no difference whatsoever which Man entity absorbs the organizational and offering costs; and (ii) the precise source of these funds from within the Man organization is subject to change due to tax and other considerations.

         There is no need for the Managing Member to guarantee any of the organizational and offering costs payments. These expenses are incurred directly by Man itself, not the Pool. It is, for example, Man, not the Pool, which is the client of this Firm. We can assure the Staff that there is no issue whatsoever re Man's payment of these costs. For the sponsor to pay the organizational and offering costs of commodity pools is unusually favorable to investors (typically the funds absorb these costs), but it is by no means unprecedented. Moreover, as the Pool itself is not the debtor in respect of any of these costs, we have never seen in the past any disclosure re the effect of the sponsor's defaulting on such payments. Any such default would be the problem of this Firm and other service providers to Man, not of the Pool.

         37. Please clarify whether the reimbursement of administrative expenses by the managing member of anything over 0.50% of your average monthly NAV requires average assets of $50,000,000.

         No minimum assets are required to be invested in the Pool for such reimbursement to be made. We have included the requested clarification in the Prospectus.

Management and Incentive Fees, pages 5 - 6

         38. Please explain why you have provided a range of asset-based fees (0% to 2%) for the Man-Glenwood investment as well as a range of incentive fees (10% to 25%) rather than exact percentages. If you have not yet negotiated these fees, please disclose this fact and indicate whether the fees could be greater than the ranges listed. In addition, please clarify what the asset-based fee covers. If it is akin to a management fee, please disclose this.

         We have provided a range of management and incentive fees -- now 1% to 2% and 15% to 25%, respectively -- with respect to the Sub-Funds in which MGL invests for the simple reason that the Sub-Fund Managers charge different fees. Moreover, MGL regularly changes its underlying Sub-Funds as part of its "fund of funds" strategy, so that MGL will in the future invest with different Sub-Fund Managers charging different fees. MGL has been operating for a number of years; these fee arrangements are all in effect -- none are "to be negotiated."

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 20


         MGL in its own public offering prospectuses makes a comparable "range of fees" disclosure re the Sub-Funds, and we submit that this disclosure is entirely adequate here.

         At the Staff's suggestion, we have retitled "asset-based fee" as "management fee" and added a parenthetical to the effect that management fees do not cover administrative costs.

Transaction Costs, pages 6

         39. In light of the fact that the cap on the futures commission rates is 3% of the fund's NAV for any 12-month period, please advise us as to why you believe that 1.5% is a reasonable estimate of the commission rate. For example, is this figure based on historical trading levels? Please also provide this information with respect to your estimate of the Man-Glenwood Subfunds' annual transaction cost of 1%.

         The 1.5% has been revised to 1% (as the commission rate has been reduced) and is based on the actual experience of the AHL Diversified Program. The 3% cap has been included in the structure of the Pool as a means of resolving the conflict of interest involved in the AHL Diversified Program trading advisor and futures broker being affiliates of each other. 3% is a comparatively low number (the North American Securities Administrators Association, Inc. Guidelines permit annual brokerage commissions of up to 14%) but even so is unlikely ever, in fact, to limit the commissions payable (as we expect them to be much less); however, the "cap" provides the prospective investor with protection against any "churning" of the AHL Diversified Program account.

         The MGL figures are based on historical trading experience. Securities brokerage is, of course, much more difficult to track than futures trading, as many securities trades involve bid-ask spreads rather than clearly identified brokerage commission payments.

Breakeven Table, page 6

         40. We note that you have not included any performance fees to be paid to the trading advisor. Please advise us as to whether the performance fees are only accrued after the payment of other fees, such as brokerage and management fees. If not, it is not clear why performance fees should not be included in the break-even table. Please revise or advise.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 21


         We have included an incentive fee estimate for Man AHL (USA) Ltd., the trading advisor.

Risk Factors, pages 8 -10

         41. Many of your risk factors are generic and your disclosure does not provide sufficient detail about your business or the risk involved to sufficiently inform the investor as to the aspect of the investment that is particularly risky. Examples include, but are not limited to, your brief disclosure under the following headings:

                  o        "You May Lose Your Entire Investment," on page 8.
                           Merely stating that the Fund is speculative is not sufficient to inform an investor about the aspect of the investment that is risky. For example, what about the Fund is speculative?

                  o "The Fund is Intended to be a Medium- to Long-Term Investment" on page 10. Why does this fact alone present a risk to investors unique to your company or the investment?

         Please review each of your risk factors and expand your disclosure to clearly describe, in the heading and the text, the specific risk indicated.

         We have added a number of more specific factors and descriptions to the Risk Factors as indicated in the accompanying Amendment No. 1. As a general matter, the Risk Factors as included in the initial filing are representative of those included in many public commodity pool prospectuses, and are generic in large part because managed futures strategies are "blackbox" approaches about which it is difficult to articulate specifics.

         42. We note that the trading program may include trading in over-the-counter foreign currency contracts and forward contracts. Please revise to disclose the approximate amount of your investing that you intend to allocate to foreign currency and forward contracts and to discuss the following risks:

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 22


                  o The risk that changes in the value of the foreign currency relative to the U.S. dollar may cause losses,

                  o The risk that over-the-counter transactions are subject to the risk of counterparty default, and

                  o The risk of counterparty default with respect to your intended trading in forward contacts.

         We have added an "exchange rate" Risk Factor (not typically included in U.S. dollar-denominated domestic commodity pools) as well as expanded the existing Risk Factor re the risk of counterparty default. Changes in the value of foreign currencies relative to the dollar are, in fact, simply the basic risk of speculative trading in the currency markets, and we believe the risk of loss with respect to this trading has been adequately disclosed. Speculative currency trading risk is the same type of speculative trading risk as is incurred in taking a position in soybeans. This type of risk is in contrast to "unwanted" exchange-rate risk, which arises unavoidably from dealing in non-dollar denominated assets when one is trying to profit from price movements in such assets, not from exchange-rate movements.

         The amount of trading devoted to currencies cannot be predicted because this is a matter of which markets are trending (or, more precisely, generating the type of price movements which AHL's systems identify as price trends) at any given time.

         Importantly, the AHL Diversified Program places no special emphasis on currencies as opposed to other market sectors -- it scans all sectors seeking to identify price trends.

         As of June 30, 2005, currency markets in the aggregate represented approximately 25% of the AHL Diversified Program's total market exposure as indicated in the pie chart on page 18.

         43. Please include a risk factor discussing the impact that regulatory speculative position limits and daily exchange limits may have on your business.

         We have added two Risk Factors -- one related to Speculative Position Limits and one to Daily Price Limits. We have separated these two concepts as the former relates to possible limitations on the Pool's ability to acquire the full positions which AHL might

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 23


otherwise determine to be appropriate, while the latter is really another possible contributor to market illiquidity.

         The Staff may be interested to know that the Speculative Position Limits risk factor -- which was universal in commodity pool prospectuses until approximately 1990 -- has fallen somewhat into desuetude as speculative limits have been replaced with "financial responsibility" checks on all but the agricultural futures. Non-U.S. commodity exchanges do not have speculative position limits. The Daily Price Limits risk factor is also less emphasized than it was fifteen years ago or so as the non-agricultural futures markets have generally eliminated these limits. The over-the-counter markets have no daily price limits, and as the use of derivatives has grown it became clear that it was economically infeasible to impose daily price limits on futures when none applied to the corresponding derivatives.

         44. Please include risk factor disclosure regarding your reliance on one commodity trading advisor using a single trading strategy, namely, the AHL Diversified Program.

         We have added a Risk Factor addressing the "single trading strategy" risk.

         45. Please discuss the risk that performance fees create an incentive for the trading advisor to make riskier investments than it might have without the existence of the incentive fee.

         We have traditionally made these performance fee disclosures under "Conflicts of Interest" rather than "Risk Factors." We feel that this is the appropriate venue for these disclosures (which we agree are commonly made) in this case. For AHL this conflict is not, in fact, a risk. The reason is that AHL is an almost wholly systematic trader. Unlike a discretionary trader which might be tempted to make a "huge bet" on a position in the hopes of sharing in the profits of a risky trade in which such trader has no principal risk, AHL would need to redesign its entire trading system to do so. The fact that AHL may have designed its system to be overly aggressive due to the "asymmetry" of rewards/losses created by the incentive fee structure is much less of a risk than the inherently speculative nature of AHL's strategies. In our view, it is the latter, not the former, that requires "Risk Factors" emphasis.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 24


General Risks of an Investment in the Fund, pages 8-9

The Fund's Performance is Expected to be Volatile, 8

         46. Please discuss what makes the investment volatile, including the use of leverage and the general nature of the futures markets.

         The requested disclosure has been added.

The Fund's Substantial Fees and Expenses Will Cause Losses Unless Offset by Profits and Interest Income, page 8

         47. Please expand your disclosure under this risk factor heading to quantify the amount of fees described. In addition, clarify that these fees are payable regardless of profitability and indicate that, even once profits are earned, they will still be subject to substantial incentive fees. Finally, please expand your discussion of the "layered" expenses and the effect this has on transparency.

         The "layered fees" disclosure has been expanded.

         "Layered fees" is a purely economic issue; it is not related to "transparency." As you will note, we do estimate the economic effect of the Sub-Funds' fees in the Breakeven Table.

         The requested disclosure regarding fees payable regardless of profitability and profits being subject to substantial incentive fees has been added.

An Investment in the Fund is not a Liquid Investment, page 8

         48. Please clarify in the final paragraph under this risk factor heading that a redeeming unit holder will be paid a redemption price based upon the NAV as of the redemption date, not as of the date of redemption notice.

         The requested disclosure has been added.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 25


Substantial Redemptions May Cause the Fund to Incur Losses, page 8

         49. Please describe how and why substantial redemptions could disrupt the Fund's portfolio and result in losses.

         The requested disclosure has been added.

The Fund is Subject to Conflicts of Interest, pages 8-9

         50. Please revise this risk factor to remove the cross reference in the final sentence and identify and briefly discuss the conflicts of interest and the risks to investors as a result of the identified conflicts. We note, for example, that the fees to be paid to the affiliated entities were not negotiated at arms-length and may be greater than if they were to be paid to an unaffiliated third party.

         The requested disclosure has been added.

The Fund's Investment in Man-Glenwood May Incur Losses, page 9

         51. Please quantify the magnitude of the losses that may be experienced by an investor if the investment in Man-Glenwood incurs losses. In addition, since any investment could incur losses, please revise your disclosure to specify why the investment in Man-Glenwood is especially susceptible to this risk.

         The requested disclosure has been added.

Changes in Regulatory Requirements May be Adverse to the Fund, page 9

         52. Please describe any adverse affects recent legislative changes have had on futures funds. Your current disclosure is very vague and does not provide meaningful information to investors. Please revise.

         The requested disclosure has been added.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 26


The AHL Incentive Fee Calculation May not Reflect Your Investment Experience, page 9

         53. Please also disclose that quarterly incentive fees may be paid to AHL even if the pool loses money during the course of a year.

         The requested disclosure has been added through specific mention that a monthly incentive fee may be paid to AHL even if the Pool loses money during the course of the year.

You will be Taxed Each Year on Your Share of the Fund Profits: You will be Required to Extend the Filing Date of Your Tax Returns, page 9

         54. Please clarify, in the final sentence of the first paragraph under this heading, that unit holders will be required to make tax payments from their own individual source of funds, in light of the fact that there will be no distributions paid.

         The requested disclosure has been added.

Risks Specific to AHL Diversified Program, pages 9 - 10

Increased Competition Among Trend-Following Traders Could Reduce AHL's Profitability, page 10

         55. Please explain more clearly how traders may alter historical trading patterns to the detriment of AHL. For example, if true, please disclose the fact that the existence of a large number of pools that employ trend-following strategies may cause the appearance of a price trend that would not otherwise exist or artificially exacerbate an existing price trend.

         The requested disclosure has been added.

Limits of Risk Disclosure, page 10

         56. We note your disclosure under this heading that the risk factor disclosure does not purport to be a complete explanation of the risks involved in an investment in the Fund. Please remove this statement as your risk factor

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 27


                  section should include all known material risks related to an investment in the pool.

         We agree that the reference to "Limits of Risk Disclosure" -- common in private placement memoranda -- is inappropriate in a Section 12(2) Prospectus. We apologize for overlooking this point in our initial filing.

General, pages 10-11

         57. Please reconcile your disclosure in the first sentence under this heading that the entire proceeds of the offering will be used to invest in the AHL Diversified Program with your disclosure elsewhere that up to 30% will be invested with Man-Glenwood.

         As we have discussed at some length in the Section 3(b)(1) Letter, the allocation of 30% of the Pool's capital to MGL has no effect whatsoever on the Pool's exposure to AHL. We have, however, clarified the "Use of Proceeds" disclosure in response to the Staff's comments.

The AHL Diversified Program, pages 11 - 13

         58. Please provide additional information regarding the types of markets in which AHL trades, the portion of its investments that historically are made on exchanges and the portion of investments that are historically made in the U.S. and abroad. We note, for example, your statement on page 12 that the number and diversity of markets has expanded over time. Please expand your disclosure to provide a context for this statement, including the number and diversity of markets where AHL may trade. In addition, please provide more information regarding the role of "spread trading" and "arbitrage strategies," the portion of AHL's overall trading strategy devoted to them and how they "complement" the trend-following algorithms.

         The requested disclosure has been added.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 28


         59. Please revise your disclosure under this heading significantly to bring it within the guidelines of Plain English. We note numerous instances in which your disclosure requires clarification so that it can be understood by an average investor. Examples include:

                  o "Investment rules are executed within a systematic framework" in the last carry-over paragraph of the first column on page 11.

                  o "Market exposure is dynamically adjusted real time to reflect changes in the volatility of individual markets" in the last carry-over paragraph of the first column on page 11.

                  o "The number of systems applied to a particular market varies according to the depth of liquidity in that market" in the first full paragraph on page 12.

                  o "Market liquidity is examined with the objective of ensuring that opening and closing positions are executed with minimal slippage" in the second paragraph in the first column on page 12.

         We have made a number of changes to the AHL description. The description we have included draws heavily on AHL's "standard" description of its trading methods for which over $10 billion of client capital has been raised. Consequently, we are understandably reluctant to make wholesale changes to the description. More important, however, any description of the AHL trading system can do no more than convey a strictly limited amount of information as AHL's technical systems -- like all such systems -- are "black boxes." These are mathematical models which generate trading signals based on prior price histories and patterns. The description of the trading system is not particularly relevant because sufficient information for any prospective investor to comprehend the nature of the system could never be included in the Prospectus -- due both to practical and to confidentiality considerations. Much more detailed disclosure could actually be misleading in the sense that it might imply that meaningfully complete information could be conveyed regarding a "black box" system -- this is not, in fact, possible (resulting in the risk factor disclosure about reliance on AHL).

         We hope that the Staff will find our disclosure modifications helpful.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 29


         60. Please disclose the range of margin historically employed by AHL and whether there [are] any limits on the amount of leverage that may be used.

         The requested disclosure has been added.

         61. We note your statement in the first full paragraph in the second column on page 11 that the Fund may also use lines of credit provided by Man Financial; however it does not appear that you have included this potential source of capital in your conflicts or your risk factor discussions. Please revise or advise.

         The reference to loans from Man to the Pool was a mistake. No such loans will be made. We have deleted the reference and thank the Staff for pointing it out.

         62. Please define more clearly what is meant by "anomalies," "serial correlation" and "momentum and breakout trading approaches" in the final carry-over paragraph on page 11.

         These terms have been deleted. We agree with the Staff that this level of detail is unnecessary and confusing in the context of a "black box" strategy. See Response 59, above.

         63. We refer to your pie chart in which you disclose that an unspecified portion of AHL Diversified Program's portfolio is composed of "stocks" and "bonds." Please clarify whether this indicates that AHL Diversified invests in individual equity and bond securities or whether this indicates that it invests in stock and bond indices. Similarly, please expand your disclosure regarding AHL Diversified's arbitrage strategy to indicate whether this strategy involves the purchase and sale of equity and debt securities. We may have further comments.

         The AHL Diversified Program does not trade any instruments which are considered "securities" for purposes of the Investment Company Act. We have made this clear in our Prospectus disclosure and reconfirmed this portfolio limitation with AHL.

         64. Refer to the pie chart on page 12. Please include disclosure to indicate whether the markets and percentages

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 30


                  identified are generally indicative of the AHL portfolio or if the markets and percentages could change materially over the life of the investment.

         The requested disclosure has been added.

         65. We note your characterization of the investment in the Man-Glenwood entities as "yield enhancement." Aside from the ability to potentially profit from this investment, please explain this characterization. To the extent it is characterized as a potential to achieve profits, please balance your disclosure with a statement indicating that the investment could decrease any profits earned from an investment in AHL.

         As indicated in the Section 3(b)(1) Letter, we have deleted all references to "yield enhancement." We agree with the Staff that the Prospectus should simply describe the Pool's investment in MGL and leave it to the investors to decide how they choose to characterize such investment.

         66. Please provide a brief description of each of the investment strategies described in the bullet points on page 13. This information appears to be material and should be included in Part One of the prospectus.

         We believe that the description of the various alternative investment strategies in which MGL may invest obscures the fundamental character of this investment -- a broadly diversified alternative investment "fund of funds" representing a range of strategies without any particular strategy being of much importance.

         In response to the Staff's comment we have deleted the references to the individual MGL strategy types, which we agree are confusing without more explanation.

Management's Discussion and Analysis of the Fund's Prospective Operations, pages 13 - 15

Liquidity, page 14

         67. Please disclose your anticipated sources of liquidity, including the anticipated terms of any credit lines you may

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 31


                  enter into with an affiliate as disclosed elsewhere in the prospectus.

         As 70% of the Pool's capital is held in highly liquid cash and cash equivalents and it is anticipated that the Pool can draw funds from MGL as of each quarter through MGL's quarterly tender process, the Pool has no anticipated "sources of liquidity" other than its own assets, and certainly not in the form of credit lines or the like. As indicated above in Response 61, the reference to the Pool borrowing funds from Man was a mistake for which we apologize.

Management of the Fund, pages 15 - 18

AHL, page 17

         68. Please include the ages of the principals of AHL. In addition, please ensure that the description of each of these individuals clearly includes a description of the experience of each individual for the previous five years.

         The requested disclosure of the age of each principal has been added.

         We would point out that Part 4 does not require the ages of commodity trading advisor principals to be disclosed in their business background descriptions, and Regulation S-K 401 does not require the disclosure in the case of the principals of service providers to issuers (as opposed to, for example, corporate executive officers). However, we are, of course, happy to add this information at the Staff's request.

         We would also mention that the description of the experience of AHL's principals has been written so as to comply with Part 4 requirements.

Man-Glenwood, page 17

         69. Please tell us why you have not identified the principals of Glenwood and provided biographical information for the principals.

         We did not identify the principals of Glenwood in the initial filing because of the limited role of the MGL investment in the Pool's portfolio.

         We propose to address both the Staff's and the CFTC's disclosure issues regarding MGL by including relevant portions of the MGL Prospectus as an Appendix to the

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 32


Pool's Prospectus (not just as an Exhibit to the Registration Statement, but as part of the physical Prospectus delivered to all prospective investors).

         It is obviously important that our disclosures regarding MGL be consistent in public offerings of both the Pool and of MGL, and using the MGL Prospectus (which has already been subject to extensive Staff review) to provide such disclosure seems the obvious and "failsafe" means of doing so. Certainly, it could be a subject of criticism were we to provide more disclosure regarding MGL to Pool investors than to the MGL investors themselves.

Net Asset Value, page 20

         70. We note your disclosure in the final paragraph on page 20 that "[t]he managing member has no means of determining the accuracy of" the valuation of AHL's Man-Glenwood investment. Please tell us why this is true in light of the fact that Man-Glenwood is an affiliate of the managing member. In addition, please disclose the effect on unitholders who receive redemption payments based, in part, on estimates of the value of the assets held by the Glenwood sub-funds.

         We have clarified that it is not MGL's valuations that we cannot verify, but rather the valuations of the Sub-Fund Managers as provided to MGL. The Managing Member can fully verify information furnished to the Managing Member by affiliates of the Managing Member.

         We have added disclosures clarifying the possible effect of misvaluations on redeeming investors.

Fees and Expenses Paid by the Fund, pages 21 - 24

         71. Refer to the disclosure on page 21 in the "Amount of Payment" column related to the Client Servicing Fee. Please explain why, upon redesignation, the Class Al and Class B1 Units will be redesignated as "fractional" Class A2 or B2 Units, in light of your earlier disclosure that units in each class represent the same amount of value in AHL.

         We have revised the Prospectus to reflect an offering of two Classes of Units, each consisting of two Series. The Class A Units, on the one hand, and Class B Units, on the other hand, all participate in the same portfolios (all Class A and Class B Units participate in the

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 33


same Man-Glenwood investment; the Class B Units, however, do so through an offshore "Passive Foreign Investment Company" so as to avoid "Unrelated Business Taxable Income" to tax-exempt investors). The only difference between the Class A Series 1 and Class A Series 2 and the Class B Series 1 and Class B Series 2 Units is the payment of the Client Servicing Fee. Accordingly, when the Fee is no longer payable, the Class A Series 1 and Class B Series 1 Units, and the Class A Series 2 and Class B Series 2 Units, become entirely fungible. These Units have always represented the same amount of value, but the Class A Series 1 and Class B Series 1 Units have been reduced in value each month by the Client Servicing Fee. In response to the Staff's comments, we have revised the disclosure to make this point clear.

         We do want to point out that Man-Glenwood and Man-Glenwood TEI have previously been reviewed by the Staff in the context of the MGL offering.

Conflicts of Interest; Transactions Between Man Group and the Fund, pages 26 -
28

         72. Please describe under this heading the conflicts that might arise in the event that the fund uses lines of credit from Man Financial to provide an additional source of capital.

         As described above, there will be no lines of credit from Man to the Pool. Again, our apologies for this mistake.

The Clearing Broker, page 27

         73. We note your disclosure in the first paragraph of the second column on page 27 that Man Financial has financial incentives to favor certain accounts over the pool. Please expand your disclosure to indicate what reasons Man Financial might have for favoring other accounts, what actions it would take when favoring other accounts and why this could lead to losses.

         We have added further disclosures about Man's possible financial incentives to favor other accounts over the Pool and the possible adverse consequences of it doing so.

         We do want to assure the Staff that, in fact, Man deals with all its clients on a pari passu basis. This "financial incentives to favor certain accounts" disclosure has been standard in commodity pool prospectuses for years and is intended to focus on the fact that different funds sponsored by the same manager may be subject to different fee structures and brokerage commission rates -- particularly as futures brokerage, as opposed to securities brokerage,

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 34


commissions are not subject to the fiduciary requirements of "best price and execution"; rather, they are purely a matter of disclosure and investor consent. Because different clients are charged different rates and fees, Man theoretically has incentives to favor certain accounts over others as the accounts are charged different brokerage rates, but in practice Man deals with all the funds it manages on a pari passu basis (to the extent applicable regulations permit).

         74. Please provide additional disclosure that puts into context the higher fees that the pool will be required to pay vis-a-vis the other clients of Man Financial alluded to under this heading. For example, we note your statement that "the cumulative effect of the higher rates paid by the Fund is material." Please revise to expand your disclosure of this point.

         We have added disclosures which we hope are responsive to the Staff's comments.

         75. Please expand your disclosure in the third paragraph of the second column on page 27 to more clearly describe why the facts stated create a conflict of interest.

         We have clarified the conflict of interest in question and moved the revised disclosure to the discussion of Selling Agent conflicts. Man Investments is incented in marketing the units not only due to Man Investments' receipt of selling commissions but also due to the fact that its affiliates will receive ongoing fees and commissions from the Pool.

         76. We refer to your statement on page 27 that, "Prospective investors, by investing in the Fund, consent to the Fund investing solely in Man-Glenwood for yield enhancement." It's not clear what the purposes of this statement is and whether it binds investors or the Managing Member in any way. Please advise.

         We have deleted the statement questioned by the Staff. Obviously, without disclosure and consent the Managing Member could not invest Pool capital in a fund managed by affiliates of the Managing Member. The disclosures in the Prospectus are expressly intended to permit such investment. The additional statement of specific consent by investors is not necessary and was not intended to suggest that investors by investing in the Pool had waived any claim they might have re the operation of MGL. As a registered investment company, MGL is,

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 35


of course, subject to extensive investor protection, disclosure and conflicts of interest protections.

Selling Agents, page 28

         77. Please explain why the conflict described under this heading creates a risk to current investors. As part of this, please disclose that the selling agents are affiliates of the Managing Member and the pool and that the rates received by the selling agents were not negotiated.

         We have added further disclosures which we believe are responsive to the Staff's comments.

Summary of the Limited Liability Agreement, pages 28 - 29

Net Asset Value, page 29

         78.      Please disclose when Man-Glenwood's "fiscal periods" end.

         The reference to "fiscal periods" has been clarified; MGL will provide the Fund with Net Asset Values as of the end of each calendar month.

Plan of Distribution, pages 34-35

         79. Please include in your discussion under this heading the fact that this is a best efforts, minimum/maximum offering, and briefly describe the sales agent's obligations in this regard. See Item 508(a) of Regulation S-K. In addition, please provide additional information regarding the purchase of the different classes of units being offered. For example, please provide sufficient detail regarding who is eligible to purchase B1 and B2 units as opposed to Class Al and A2 units as well as sufficient detail regarding what constitutes a "selling agent fixed fee or asset-based fee investment program" for purposes of Class A2 and B2 units.

         We have included additional disclosures regarding the Selling Agent's obligations with respect to the distribution of the units being "best efforts" rather than a "firm commitment."

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 36


We have further explained what type of investor, taxable or tax-exempt, may invest in the different Classes of Units. We have also clarified, as per the Staff's request, that fixed-fee and asset-based fee programs are those under which an investor pays fees based on the assets which the investor has committed to the program, as opposed to being subject to sales commissions.

         80. Please clarify that sales of units will only be made at Net Asset Value following the breaking of escrow after the required minimum amount has been sold.

         The requested disclosure has been added.

         81. Please disclose when NAV will be calculated for sales of units following the breaking of escrow. For example, will the sales price of the units be based on the NAV of the last business day of each month or the first business day of each month?

         The sale price of the Units will be calculated on the basis of month-end net asset values. This calculation is not made as of the last business day, but rather as of the last day, of the month. However, in most cases there is no difference between the Net Asset Values. Because units are sold as of the beginning of each month, slight differences between calculating Net Asset Values, for example, at the close of business in New York as opposed to Los Angeles, offset over time and are typically considered immaterial. The disclosure included is typical of public commodity pools. The requested disclosure has been added.

Part Two, Statement of Additional Information

         82. Please define industry jargon in order to make your disclosure more easily understandable to an investor. For example, what is meant by "tight bands of net exposure" and "beta exposure" in the first paragraph on page 41? In addition, please explain what you mean in the second paragraph in the second column on page 41 by "[c]ommodity and trading is a style that aims to generate alpha . . ."

         We apologize for having slipped into the "jargon." The industry has used these terms for many years but we have attempted to explain them in "plain English" in this context.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 37

         We also have added disclosures intending to make clear the Pool's position in respect of its Section 3(b)(1) exclusion from an "investment company" status under the Investment Company Act. The Pool is, and we believe it is important that it be marketed solely as, a commodity pool. See Response 2, supra.

Futures Markets and Trading Methods, pages 38-40

Risk Control Techniques, page 40

         83. Please include a discussion of whether the fund uses these risk control techniques.

         We have elaborated upon AHL's use of risk control techniques.

AHL Diversified Program Charts, pages 43 - 50

         84. We may have additional comments once the charts are completed with actual numeric data.

         We have provided completed charts and numeric data.

         85. Please advise us as to why you have chosen to compare the returns of AHL Diversified Program with the Citigroup High Grade Corporate Bond Index, rather than any other bond index.

         The Citigroup High Grade Corporate Bond Index was chosen simply because it is an industry standard and data with respect to this Index is readily available on a real-time basis from Bloomberg. However, we agree entirely with the Staff that there are other bond indices which are industry standards also -- the Lehman Brothers Index certainly being one of these. Man has no particular preference concerning which index is used. We do, however, feel that it is important to use a corporate bond index as opposed to a Treasury bond index as a comparison to the AHL Diversified Program, as corporate bonds are generally higher-yielding than Treasuries. In addition, the purpose of the graph is to indicate the relative performance of AHL and "traditional" debt and equity "all long" portfolios, and the "traditional" debt holdings in an individual investor's portfolio would be far more likely to include corporate debt than Treasuries. We feel that using a "junk bond" index would be equally inappropriate, as "junk bonds" are not part of a "traditional" debt portfolio.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 38

         86. Refer to the footnotes on page 43. Please explain more clearly what would cause a negative Sharpe ratio and why this "can be misleading" and is therefore indicated as N/A.

         The reason that a negative Sharpe Ratio may be misleading is that the risk-free rate may be wholly unrelated to the past performance information which is intended to be presented. For example, assume a Treasury bill return of 5%; if the Pool returned 3%, that might be materially better than any of its competitors but would result in a negative Sharpe Ratio.

         Notwithstanding the foregoing, we agree with the Staff that a negative Sharpe Ratio would suggest that in attempting to generate additional yield, an investment manager has taken on greater risk while achieving lower returns than "riskless" Treasuries. We see no reason why this information should not be made available to investors. Consequently, if negative Sharpe Ratios occur in the future, we will include them in the Prospectus. At this point, there are in fact no negative Sharpe Ratios to report.

         87. Please include the footnotes you reference in the chart on page 44.

         We have included the referenced footnotes. We apologize for the error in the initial filing of the Registration Statement.

         88. Please include a caution with your chart on page 44 that indicates that you have chosen to present a few snapshots in time and may not be reflective of an individual account's performance in AHL Diversified or either of the indices included.

         The requested disclosure has been added.

         89. Please indicate the period of time you are measuring with the pie charts on page 45.

         The requested disclosure has been added.

         90. Refer to the chart on page 46. Please supplementally advise us what conclusions you anticipate that investors will draw from these charts about the performance of AHL Diversified Program versus stocks and bonds and how these conclusions may or may not be consistent with your

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 39

                  disclosure throughout that the pool is structured to be non-correlative to stock and bond indices.

         We have added a further clarifying statement to the text below the charts to the following effect:

         "The first chart above presents a comparison of the AHL Diversified Program performance record to US bond and equity indices showing the average quarterly returns, during profitable and unprofitable quarters for US stocks as well as for all quarters during the period shown. The second chart presents a comparison of the AHL Diversified Program performance record to US debt and equity indices, showing the average quarterly returns, during profitable and unprofitable quarters for US bonds as well as for all quarters during the period shown. The charts above suggest that the AHL Diversified Program has in many cases not been dependent on the same events that trigger positive performance for stocks or bonds, and that events that trigger negative performance for stocks have in certain cases provided significant profit opportunities for the AHL Diversified Program."

         Profitable or unprofitable quarters are determined by measuring the quarterly performance of a composite of the accounts included in the AHL Diversified Program, and US debt and equity indices. Performance is calculated quarter-to-quarter, not cumulatively or against an absolute base line. Percentages on the left side of the chart indicate the level of quarterly returns.

         91. Please indicate, in your narrative on page 46, how you determined which quarters were "up" quarters and which quarters were "down" quarters and the baseline from which you measured such performance, including an explanation of the percentages on the left margin of your charts.

         See Response 90, above. We have clarified in the disclosures under the chart that a profitable or unprofitable quarter is determined by measuring the returns quarter by quarter, not cumulatively or against an absolute base line as well as that the percentages at the left indicate the level of such returns.

         92. We refer to your charts on pages 46 and 47. Please disclose why you have chosen December 20, 1990 as the starting point for these comparisons in light of the fact that AHL has been operating since 1983.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 40



         While AHL has been operating since 1983, AHL has operated the current Diversified Program since December 1990. Prior to December 1990, AHL's trading program, although technical and systematic, differed significantly from the current Diversified Program with respect to the composition of its portfolio, volume of trading and volatility of returns. We have clarified in the various references to AHL that the Diversified Program, as currently operated, commenced in late 1990.

         93. Please provide additional details regarding the charts on page 47 to explain what they represent. It appears that the charts each cover essentially the same periods of time; however one refers to a 12-month analysis and one refers to a 3-year analysis.

         These charts do cover the same period of time, but present both a comparatively short (12 month) and a comparatively long (36 month) rate of return cycle.

         We have added the following disclosures in order to make the foregoing point more clear:

         "The foregoing charts are intended to indicate that longer-term commitments to the AHL Diversified Program have historically had a lower likelihood of negative returns than shorter-term commitments. This is typical of trend-following strategies which will often have sustained periods of loss or mediocre performance in stagnant markets followed by a brief period of extraordinary performance as the systems identify and profit from the same price trends."

         94. Please disclose what conclusions you expect potential investors to arrive at based on the graphs on page 47. Specifically, it appears that short-term returns (12 months) have been significantly higher than medium-term returns (3 years). In light of your disclosure throughout the prospectus that an investment in the pool is designed only for medium-term to long-term investments, it is not clear how this chart supports that recommendation. Please revise or advise.

         See Response 93, above.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 41

Financial Statements and Notes

         95. Please move the financial statements to Part One of the disclosure document.

         We have done so, although we note that neither Form S-1 nor Guide 5 requires the placement of the financial statements in any particular part of the Prospectus, and we are aware of a number of public commodity pool filings, made both by this Firm as well as others, in which the fund financial statements follow Part II. Additionally, we note that the distinction between Part I and
Part II of the Prospectus is somewhat artificial given that both parts are bound together (as per CFTC requirements).

         We would also mention that commodity pools have typically attempted to avoid emphasizing their financial statements in the Prospectus because of the bulk of such financial statements, combined with the fact that there is little or no information in the financial statements of commodity pools -- not also set forth in the forepart of the disclosure document/prospectus in the required performance disclosures -- that would be of use to an investor in attempting to analyze the cost of participating in the pool or in attempting to assess its future trading performance. Clearly, these financial statements are required information under both SEC and CFTC rules, but given the performance and Net Asset Value information otherwise required to be disclosed they add little incremental information of use to investors. That is the reason that the financial statements are often included in Part Two rather than Part One.

MAN-AHL 130, LLC, May 20, 2005

         96. In lieu of a balance sheet as required by Rule 3-01 of Regulation S-X, we note that you have included a Statement of Assets and Liabilities, similar to presentations used by registered investment companies. If you do not intend to be a registered investment company, please provide your basis for your presentation or revise accordingly.

         We have replaced the Statement of Assets and Liabilities with a Statement of Financial Condition. The disclosures are substantially the same.

Note 1 - Organization, page F-4

         97. Please clarify how you intend to account for your investment in the Lexington Funds and your basis in GAAP for your treatment.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 42

         We have added the following disclosure to Note 2- Significant Accounting Policy:

         "The Company will value its Man-Glenwood investments at its net asset value, which approximates fair value, as provided by each Man-Glenwood fund."

         98. Reference is made to the last paragraph where you discuss redemptions. Please clarify the limitations surrounding investors' ability to redeem units.

         The requested disclosure has been added.

Note 2 - Significant Accounting Policy

         99. We note the Company disclosed accounting principles related to future and forward contracts and the determination of fair value in Management's Discussion and Analysis of the Fund's Prospective Operations. Tell us what consideration was given to including your policy in the notes to the financial statements in accordance to APB 22, along with a discussion of how these transactions are recorded in your financial statements.

         We have added the following disclosure to Note 2- Significant Accounting Policy:

         "The Company will record its transactions in futures and forward contracts, including related income and expenses, on a trade date basis. Open futures contracts traded on an exchange will be valued at market, which is based on the closing settlement price on the exchange where the futures contract is traded by the Company on the day with respect to which the Company's Net Assets are being determined. Open forward contracts traded on the interbank market will be valued at their settlement price on the day with respect to which the Company's net assets are being determined."

         100. Please tell us what consideration was given to disclosing the material terms of your LLC agreement as well as the duties and rights held by the Managing Member.

         In disclosing the material terms of the LLC agreement as well as the rights and duties held by the Managing Member, consideration was given to the material relationships

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 43


and the fees that will be paid to the Managing Member. We disclose that Man Investments (USA) Corp. is the Managing Member; that an affiliate is responsible for executing the AHL Diversified program; that another affiliate acts as administrator to the Lexington Funds; that another affiliate will act as selling agent; that the Pool will pay Man Investments (USA) Corp. a management fee of 0.75% per annum on the net assets of the Pool; that the Pool will pay an affiliate of Man Investments (USA) Corp. a management fee of 2.0% per annum on the month-end net asset value of the capital allocated to the AHL Diversified Program; that the Pool will pay an affiliate of Man Investments (USA) Corp. a management fee of 1.75% per annum, an administrative fee of 0.25% per annum, and a servicing fee of 0.50% per annum on the Lexington Portfolio; that an affiliate will receive a 1.25% per annum client servicing fee on certain units which will be paid out to advisers; and that Man Investments (USA) Corp. expects the Pool to enter into an administration agreement with an independent third party.

         Other than the fees and costs provisions of the LLC agreement, it has no provisions that are likely to impact the financial condition of the Pool. (The undersigned has, for example, never seen the indemnification provisions of comparable agreements invoked.)

         We would also point out that the Prospectus discloses the other material terms of the LLC agreement -- e.g., indemnification and liability, withdrawal rights, notice provisions, reports furnished to investors, etc.

         101. We note the Managing Member, or an affiliate, will assume organizational and offering costs. Tell us what consideration was given to expanding your disclosure to clarify any requirements to reimburse these costs and how that impacts your accounting treatment in your financial statements under SAB Topic 1.B. Further, please clarify the terms and condition of any agreement between you, the Managing Member and an affiliate to clearly show which party has the obligation to settle these costs.

         Under an expense sharing agreement between the Managing Member and Man-Glenwood, Inc. (MGI), an affiliate of the Managing Member, MGI will pay these organizational and offering costs (a major benefit to investors). There is no written agreement between the Fund and the Managing Member or its affiliates regarding the Managing Member or its affiliates absorbing such costs, as the Managing Member incurs these costs in its name and has no right or authority to bill the Fund for them.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 44

         There is no accounting effect to the Fund as a result of the Managing Member or MGI agreeing to absorb the organizational and offering costs; such costs simply do not enter into the Fund's financial statements on either a balance sheet or income statement basis.

         We can assure the Staff that the Fund will pay none of the costs in question.

MAN Investments (USA) Corp., March 31, 2005

Note 2 - Summary of Significant Accounting Policies

Related Party Transactions, page F-8

         102. Tell us how MAN Investments (USA) Corp has accounted for their investment in MAN-AHL 130, LLC. Include the basis in GAAP for your accounting treatment and consider expanding your disclosures accordingly.

         We have added the requested disclosure to Note 3-Subsequent Events.

Subscription Agreement

         103. Refer to the first and fourth paragraphs on page SA-1. Please supplementally advise us when you intend to require interested investors to provide a signed copy of the Subscription Agreement. In providing your response, please keep in mind that you may solicit preliminary indications of interest to purchase shares in the offering only when you have delivered to potential investors a preliminary prospectus meeting all of the requirements of Section 10 of the Securities Act. You may not, however, solicit or accept any payment for securities until after your registration statement has finally been declared effective. We note that your current form of subscription agreement appears to contemplate a binding subscription upon signature and a requirement to deposit the purchase price prior to the actual purchase of the securities. Accordingly, you may not send your subscription agreement in its current form to potential investors until your registration statement has been declared effective. Please revise or advise.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 45

         The Pool -- as is typical of public commodity pools -- will not distribute any preliminary Prospectuses. The CFTC requires that before any subscription is accepted, the sponsor of a commodity pool receive a written acknowledgement of each subscriber's receipt of a "cleared" disclosure document (Prospectus). In fact, were the Fund to distribute Preliminary Prospectuses, the CFTC rules would require that the subscription agreement not be included in the Preliminary Prospectus.

         The Fund will not send any Prospectuses (or subscription agreements) to prospective investors prior to the Registration Statement being declared effective.

Part II.  Information Not Required in Prospectus

Item 15.  Recent Sales of Unregistered Securities, Page II-1
------------------------------------------------------------

         104. Please include the issuance of the Managing Member's interest under this heading or tell us why you believe it should not be included.

         Thank you for pointing out this inconsistency; we have revised the Item 15 disclosure to reflect the Managing Member's investment in the Fund.

Legal Opinion

         105. Refer to assumption number (v) in paragraph 3 on page 2. Whether the company's books and records set forth the information required by the LLC agreement and Delaware law is a fundamental part of counsel's opinion and it is not appropriate for counsel to assume this fact. Please remove this assumption or tell us why you believe that it is appropriate.

         This Firm cannot monitor the Pool's recordkeeping, and under Delaware law a member of a limited liability company becomes a member by being so recorded in the limited liability company's books and records. We have no question that this will be done properly, but, as such recording is a matter of fact, we can only address the issue in our opinion as an assumption. However, we could also state that we have no reason to believe that the names of Members will not be duly recorded, if this would be helpful for the Staff.

         106. We note counsel's opinion in the final sentence of the second page 2 that unit-holders will have no liability "in

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 46

                           excess of their obligations to make contributions to the company." Please confirm your understanding, as indicated in the prospectus, that unitholders will have no liability other than their initial investment.

         We confirm that unitholders have no liability in excess of their initial investment (plus profits). The point here is that in certain circumstances liabilities may arise in a period which relate to a prior period and which it is equitable to charge to the persons which were Members during such period. Consequently, there is a remote chance that members (unlike shareholders) could be required to recontribute amounts to the Pool, although such amounts would in no event exceed the amounts previously distributed to such Member by the Pool.

Tax Opinion

         107.     We have reviewed the opinion of counsel set forth as Exhibit
                  8.01 to the registration statement. Counsel provides a statement confirming its opinions in the taxation section of your registration statement. It is not clear, however, from the taxation section what constitutes the opinion of counsel. The first sentence under the heading "Tax Consequences" on page 29 states that the following discussion "is materially correct" Because counsel's opinion that the fund will be treated as a partnership follows this statement, it is unclear that it represents an unqualified opinion. In order to use a short-form tax opinion, the opinion of counsel must be clearly set forth in the taxation section. Currently, that section does not clearly delineate the opinion of counsel. Please revise to provide a long-form tax opinion or revise the section on taxation to clearly set forth counsel's opinion.

         The reference to "materially correct" is not intended to refer to the opinion that the Fund will be taxed as a partnership, but rather to the fact that the summary tax description in the Prospectus obviously does not cover all possible tax consequences of such investment. In deference to the Staff's point, we have moved the "taxed as a partnership" opinion above the "materially correct" qualification to make clear that the latter does not qualify the former.

         108.     Delete the first 2 sentences of the final paragraph of Exhibit
                  8.01. Prospective purchases and unit holders are entitled to rely on the opinion.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Mr. Owen Pinkerton
Ms. Amanda McManus
United States Securities and
    Exchange Commission
October 11, 2005
Page 47

We have deleted the first two sentences of the final paragraph of Exhibit 8.01.

                                   ----------

         If it would be helpful or convenient for the Staff we would be eager to confer with the Staff, either in person or by telephone, in an effort to resolve outstanding issues.

         We are grateful to the Staff for its comments and look forward to working with you to conclude this filing.

         If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the undersigned (312-853-7261) or Mr. James Biery (312-853-7557)

                                                          Sincerely,


                                                          /s/ David R. Sawyier

                                                          David R. Sawyier

                                    APPENDIX


           GUIDE 5--PREPARATION OF REGISTRATION STATEMENTS RELATING TO
                  INTERESTS IN REAL ESTATE LIMITED PARTNERSHIPS


                                  1. COVER PAGE

         A. The disclosure on the cover page should be as succinct and brief as possible. COVER PAGE

         B. The cover page should set forth, in addition to basic information about the offering, the termination date of the offering, any minimum required purchase and any arrangements to place the funds received in an escrow trust or similar arrangement. [Amended in Release No. 33-6384 (Paragraph 3760), effective May 24, 1982, 47 F. R. 11476.] COVER PAGE

         C. The cover page should contain a tabular presentation of the total maximum and minimum interests to be offered: COVER PAGE

         D. The cover page also should contain brief identification of the material risks involved in the purchase of the securities with cross-reference to further discussion in the prospectus. The most significant risk factors should be identified where applicable, for example: [Amended in Release No. 33-6405 (Paragraph 3761), June 3, 1982, effective September 1, 1982, 47 F. R 25120.] COVER PAGE


                            2. SUITABILITY STANDARDS

         Standards, if any, to be utilized by the registrant ("suitability standards") in determining the acceptance of subscription agreements should be described immediately following the cover page. P. 4 "ACCREDITED INVESTORS ONLY"
- INCLUDED IN SUMMARY SECTION; P. 39 Suitability standards should include those established by the registrant, if any, or by any self-regulatory organization or state agency having jurisdiction over the offering of the securities. Registrant should disclose the method(s) it intends to employ to assure adherence to the suitability standards by persons selling the interests P. 4 (EXHIBIT B, EXHIBIT
C) and should briefly discuss the factors pertaining to the need for such standards such as lack of liquidity (resale or assignment of securities), importance of the investor's Federal income tax bracket in terms of the tax-benefits to be derived, the long term nature of the investment and possible adverse tax consequences of premature sale of the interests. PP. 7-8 - "FEDERAL INCOME TAX ASPECTS" AND PP. 3-4 - "MAJOR RISKS OF THE FUND" If suitability standards apply to resale of the interests, this should be discussed..


                3. SUMMARY OF THE PARTNERSHIP AND USE OF PROCEEDS

         A two-part, concise outline summary relating to the partnership and a tabular summary of use of proceeds should follow the Suitability section of the prospectus. PP. 1-8 These summaries may replace the Introductory Statement and Use of Proceeds Sections required by the relevant Form if such sections would merely repeat the information in the summaries.

         A. Summary of the Partnership. The following information should be disclosed in outline form with appropriate cross-references, where applicable:
PP. 1-8

APP-1

         B. Use of Proceeds. The use of proceeds tabular summary will vary according to the partnership but should include, where appropriate, estimates of the public offering expenses (both organizational and sales), the amount available for investment, nonrecurring initial investment fees, prepaid items and financing fees, cash down payments, reserves, and acquisition fees including those paid by the seller. Estimated amounts to be paid to the General Partner and its affiliates should be identified. The summary should include both dollar amounts and percentages of the maximum and minimum proceeds of the offering. Inclusion of percentages of the estimated maximum and minimum total assets is optional. An example of a summary of Use of Proceeds is attached as Appendix I, but the summary will vary according to the circumstances. [Amended in Release No. 33-6405 (Paragraph 3761), June 3, 1982, effective September 1, 1982, 47 F.
R. 25120.] PP. 5-7; 15-18


              4. COMPENSATION AND FEES TO THE GENERAL PARTNERS AND
                                   AFFILIATES

         A. This section should include a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits (including reimbursement of out-of-pocket expenses) which the General Partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. P. 6 - "MANAGEMENT AND INCENTIVE FEES" If more detailed information is required it should be located in the Summary of Partnership Agreement section with cross-reference to that Summary. The presentation should identify the person, including affiliations with the General Partner, who will receive such compensation, fees, profits or benefits and the services to be performed by such person. P. 30 - TABLE OF MANAGEMENT FEES

         B. Maximum aggregate dollar front-end fees to be paid during the first fiscal year of operations should be disclosed based upon the assumption that the partnership's maximum leverage is utilized. P. 7 - BREAKEVEN TABLE

         C. Where compensation arrangements are based upon a formula or percentage, the terms of such arrangements should be disclosed and illustrated. The assumptions underlying the dollar figures should be disclosed and the calculations underlying the figures should be submitted to the staff supplementally with the initial filing. Compensation based upon a given return (percentage of contributed investor capital) to investors should disclose whether such return is cumulative or non-cumulative. N/A

         D. Where the General Partner or an affiliate receives a disproportionate interest in the partnership in relation to its own contribution, registrants attention is directed to Item 506 of Regulation S-K. A bar chart comparison of the various interests and contributors should be provided. [Amended in Release No. 33-6384 (Paragraph 3760), effective May 24, 1982, 47 F. R. 11476.] N/A


                            5. CONFLICTS OF INTEREST

         A. This section should include a summary of each type of transaction which may result in a conflict between the interests of the public investors and those of the General Partner and its affiliates, and of the proposed method of dealing with such conflict. PP. 10-11, 35-38 The types of conflicts of interest which should be disclosed and discussed, if appropriate, include, but are not limited to:

APP-2

         i) The General Partner is a general partner or an affiliate of the general partner in other investment entities (public and/or private) engaged in making similar investments or otherwise makes or arranges for similar investments. PP. 10-11, 36

         ii) The General Partner has the authority to invest the partnership's funds in other partnerships in which the General Partner or an affiliate is the general partner or has an interest. P. 36-37

         iii) Properties in which the General Partner or its affiliates have an interest are bought from or partnership properties are sold to the General Partner or its affiliates or entities in which they have an interest. Where appraisals are used in connection with any such transaction, it should be made clear that appraisals are only estimates of value and should not be relied on as measures of realizable value. If the appraiser is named as an expert, a consent to the use of his name should be furnished. If specific appraised values are included in the registration statement, the appraiser should be named as an expert, his consent furnished and the appraisals filed as exhibits to the registration statement. If a statement that the purchase price of the property does not exceed its appraised value is included and the appraiser is not named and specific values are not cited, there need not be furnished a consent to use the appraiser's name. In that event, a copy of the appraisal should be submitted supplementally with the registration statement. If any relationship exists between the appraiser and the General Partner or its affiliates this should be stated. If the General Partner intends to buy any properties in which the general partner or any of its affiliates have a material interest, such properties should be appropriately described in the prospectus that the partnership may purchase properties in which the General Partner or its affiliates have a material interest, but no properties in which the General Partner or its affiliates have a material interest, but no properties are described, and such properties are thereafter purchased for the partnership, the General Partnership will have the heavy burden of demonstrating that it did not intend to purchase such property at the time the registration statement became effective. N/A

         iv) The General Partner or its affiliates own or have an interest in properties adjacent to those to be purchased and developed by the partnership.
P. 36-37

         v) Affiliates of the General Partner who act as underwriters, real estate brokers or managers for the partnership, act in such capacities for other partnerships or entities. P. 37

         vi) An affiliate of the General Partner places mortgages for the partnership or otherwise acts as a finance broker or as insurance agent or broker receiving commissions for such services. N/A

         vii) An affiliate of the General Partner acts (a) as an underwriter for the offering, or (b) as a principal underwriter for the offering thereby creating conflicts in performance of the underwriter's due diligence inquiries under the Securities Act. N/A

         viii) The compensation plan for the General Partner may create a conflict between the interests of the General Partner and those of the partnership. P. 36, 38

         B. An organization chart should be included in this section showing the relationship between the various organizations managed or controlled by the General Partner or its affiliates that will do business with the partnership where the relationships are so complex that a graphic display would assist investors in understanding such relationships. P. iii

APP-3

               6. FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER

         A. A discussion of the fiduciary obligation owed by the General Partner to the Limited Partners should be set forth. The following disclosure is suggested with appropriate modification for the laws of the state of organization:

         A General Partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. This is a rapidly developing and changing area of the law and Limited Partners who have questions concerning the duties of the General Partner should consult with their counsel. P. A-11

         B. Where the limited partnership agreement contains an exculpatory provision and/or the right to indemnification, the following disclosure is suggested, as modified to fleet the substance of such provisions:

EXCULPATION

         i) The General Partner may not be liable to the Partnership or Limited Partners for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since provision has been made in the Agreement of Limited Partnership for exculpation of the General Partner. Therefore, purchasers of the interests have a more limited right of action than they would have absent the limitation in the Partnership Agreement. PP. 39, A-16

INDEMNIFICATION

         ii) The Partnership Agreement provides for indemnification of the General Partner by the Partnership for liabilities he incurs in dealings with third parties on behalf of the partnership. To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. PP. 39, A-16


                                 7. RISK FACTORS

         A. This section should include a carefully organized series of short, concise subcaptioned paragraphs, with cross-references to fuller discussion where appropriate, summarizing the principal risk factors applicable to the offering and to the partnership's particular plan of operations. The risk factors section should be brief. [Amended, Release No. 33-6384 (Paragraph 3760), effective May 24, 1982, 47 F. R. 11476.] PP. 9-15

         B. This subsection should summarize each material risk of adverse tax consequences with appropriate cross-references to fuller discussions in the Federal tax section. PP. 7, 12 For example:

         i) Where no Internal Revenue Service (IRS) ruling as to partnership tax status has been applied for or obtained, the risk that the IRS may on audit determine that for tax purposes the partnership is an association taxable as a corporation, in which case, investors would be deprived of the tax benefits associated with the offering. As part of this disclosure, it should be stated that a material risk of IRS classification as a corporate association may exist even though registrant relies on an opinion of counsel as to partnership tax status as such opinion is not binding on the IRS. It may also be stated that IRS classification of the partnership as a corporate association

APP-4
would deprive investors of the tax benefits of the offering only if the IRS determination is upheld in court or otherwise becomes final. Any such additional disclosure should explain that contesting an IRS determination may impose representation expenses on investors. (See Federal tax section, p. 12.) N/A

         ii) Where the IRS has advised registrant that it proposes not to rule, or to rule adversely, on any tax issue as to which a ruling was applied for, the risk that investors may lose some or all tax benefits associated with the offering. (See Federal tax section, p. 12.) N/A

         iii) The risk that after some years of partnership operations an investor's tax liabilities may exceed his cash distributions in corresponding years and that to the extent of such excess the payment of such taxes will be out-of-pocket expenses. P. 12

         iv) Upon a sale or other disposition (e.g., by gift) of a partnership interest or, upon a sale (including a foreclosure sale) or other disposition of partnership property, the risk that an investor's tax liabilities may exceed the cash he receives and that to the extent of such excess the payment of such taxes will be out-of-pocket expenses. The disclosure should indicate to what extent the gain may be taxed as ordinary income, to what extent as capital gain. (See Federal tax section, p. 19.) PP. 12, 40, A-7

         v) The risk that an audit of the partnership's information return may result in an audit of an investor's own tax return. (See Federal tax section, p. 20.) P.42

         C. Risk factors relating to the specific partnership might include, where applicable:

         i) Management's lack of relevant experience, or management's lack of success with similar partnerships or other real estate investments; P. 9

         ii) Where the proceeds of the offering will be insufficient to meet the requirements of the partnership's investment objectives, a discussion of the additional sources of capital for the partnership and of the risk of not being able to satisfy the partnership's objectives as a result of not obtaining additional necessary funds; N/A

         iii) Where the partnership has high risk investment objectives, including high leveraging, these should be explained; P. 9

         iv) The risk that no public market for interests is likely to develop and that holders of interests may not be able to liquidate their investment quickly; P. 10

         v) Risks associated with contemplated rent stabilization programs, fuel or energy requirements or regulations, and construction in areas that are subject to environmental or other federal, state or local regulations, actual or pending; N/A

         vi) Where a material portion of the minimum net proceeds of the offering is not committed to specific properties, disclosure of the particular risk associated with an investment in such an offering. Such disclosure should include the increased uncertainty and risk to investors since they are unable to evaluate the manner in which the proceeds are to be invested and the economic merit of the particular real estate projects prior to investment. Also it should be disclosed that there may be a substantial period of time before the proceeds of the offering are invested and therefore a delay to investors in receiving a return on their investment.

APP-5

         D. Risk factors relating to real estate limited partnership offerings in general should be briefly discussed after those relating to the specific partnership. Such risks might include, where applicable: the risks associated with the ownership of real estate, including uncertainty of cash flow at meet fixed and maturing obligations, adverse local market conditions, risks of "leveraging," and uninsured losses. N/A


         8. PRIOR PERFORMANCE OF THE GENERAL PARTNER AND AFFILIATES

         A. Narrative Summary.

         1. The narrative summary in the text of the prospectus should include a description of the sponsor's experience in the last ten years with all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs. This summary should include at least (a) the number of programs sponsored, (b) the total amount of money raised from investors, (c) the total number of investors, (d) the number of properties purchased and location by region, (e) the aggregate dollar amount of property purchased, (f) the percentage (based on purchase prices rather than on number) of properties that are commercial (broken out by shopping centers, office buildings and others) and residential, (g) the percentage (based on purchase prices) of new, used or construction properties, and (h) the number of properties sold. Aggregate figures should be presented separately for public and nonpublic programs. In addition, the narrative should indicate the approximate percentage of the overall data that represents activities of programs with investment objectives similar to those of the registrant. The summary also should cross-reference the prior performance tables. PP. 21-28

         2. The narrative summary should include a discussion of those major adverse business developments or conditions experienced by any prior program, either public or nonpublic, that would be material to investors in this program. The narrative summary also should include a cross-reference to further information that may be found in Appendix II as part of Table III. N/A

         3. The narrative summary should include a list of all prior public programs sponsored by the General Partner and its affiliates and an undertaking to provide upon request, for no fee, the most recent Form 10-K Annual Report filed with the Commission by any prior public program that has reported to the Commission within the last twenty-four months and to provide, for a reasonable fee, the exhibits to each such Form 10-K. N/A

         4. The narrative summary should include a summary of acquisitions of properties by programs in the most recent three years as set forth in Table VI of Appendix II. The summary should include the number of properties purchased, the type, location and method of financing. Reference should be made to the more detailed description of these acquisitions in Part II of the registration statement, and the registrant should undertake to provide the more detailed description from Part II without fee upon request. N/A

         B. Prior Performance Tables. The information required by the tables set forth in Appendix II should be included in the format shown. Tables should appear at the back of the prospectus except for Table VI, which should appear only in Part II of the registration statement. The instructions to the tables specify the programs and time periods about which information is required.

         [Item 8 as amended in Release No. 33-6405 (Paragraph 3761), June 3, 1982, effective September 1, 1982, 47 F. R. 25120.1

APP-6

                                  9. MANAGEMENT

         A. If a material portion of the maximum net proceeds (allowing for reserves) is not committed to specific properties, disclosure should be made of the identity of the individuals who will make the investment decisions with appropriate background information including that required by Item 401(f) of Regulation S-K. [Amended in Release No. 33-6384 (Paragraph 3760), effective May 24, 1982, 47 F. R. 11476.] PP. 21-23

         B. Any substantial reliance on a nonaffiliate in running the operations of the partnership should be disclosed and any relevant prior experience should be discussed. If material amounts of compensation or fees are to be paid to nonaffiliates, a separate heading should be provided entitled, "Fees and Compensation Arrangements with Nonaffiliates" and a tabular presentation describing such fees should be provided. N/A

         C. If there is provision in the partnership agreement or otherwise for a change in the management of the partnership, a description of how such change could be accomplished should be included. A-15

         D. The amount of, and reason for, any contingent liabilities of the General Partner and its affiliates with regard to prior programs now in existence should be disclosed. If this information appears in the financial statements it may be incorporated hereunder by reference. [Added in Release No. 33-6405 (Paragraph 3761), June 3, 1982, effective September 1, 1982, 47 F. R. 25120.] N/A


                     10. INVESTMENT OBJECTIVES AND POLICIES

         A. Disclosure should be made of the nature of the property intended to be purchased (e.g., commercial, residential) and the criteria (e.g., method of depreciation, location) to be utilized in evaluating proposed investments. PP. 15-20

         B. If there is provision in the partnership agreement or otherwise for change in the investment objectives of the partnership, a description of how such change could be made should be included. N/A

         C. Generally, where the net proceeds of the offering will be invested in non-specified properties or in properties that do not have any significant operating histories, it is not appropriate to make any statement setting forth a rate of return on the investment.


                   11. DESCRIPTION OF REAL ESTATE INVESTMENTS

         A. Risks associated with specified properties, such as competitive factors, environmental regulation, rent control regulation, fuel or energy requirements and regulation should be noted. N/A

         B. If a material portion of the minimum net proceeds (allowing for reasonable reserves) is not committed to specific properties, the issuer should clearly so indicate in the prospectus. N/A


                                12. FEDERAL TAXES

         A. General Instructions. This section should summarize under a series of appropriate headings all material Federal income tax aspects of the offering. State tax aspects need usually

APP-7
be summarized only to the extent required by Subsection L, below. Proper citations should be used whenever reference is made to sections of the Internal Revenue Code (the "Code"), the Treasury regulations, decided cases or other sources. An opinion of counsel as to all material tax aspects of the offering should be filed as an exhibit. Such opinion should cite relevant authority for any conclusions expressed. The tax sections of the prospectus should summarize or restate the tax information contained in the opinion. P. 39-42

         B. Partnership Status. This subsection should state whether an IRS ruling has been requested as to the entity's classification as a partnership for Federal income tax purposes. The contents of any ruling, including any conditions therein, should be summarized. Where a ruling or opinion of counsel as to partnership status is conditioned on the maintenance of certain net worth or other standards, there should be disclosure as to how these standards will be maintained in the future. If no IRS ruling as to partnership tax status has been requested or obtained, counsel's opinion as to partnership tax status should be summarized and the risk of IRS classification of the entity as a corporate association, referred to in the Risk Factors section, should be discussed. P. 39

         C. Taxation of Limited Partners. Insofar as necessary to an understanding of the intended tax benefits and any material risks of their disallowance, this subsection should summarize basic rules of partnership taxation, e.g., that a partnership is not a taxable entity, that a partner will be required to report on his Federal tax return his distributive share of partnership income, gain, loss, deductions or credits, whether or not any actual distribution is made to such partner during his taxable year. P. 40 The tax treatment of cash distributions to partners should also be explained. P. 40

         D. Basis. This subsection should explain that a partner may deduct his share of partnership losses only to the extent of the adjusted basis of his interest in the partnership. P. 40 Inclusion of a partner's share of the partnership's nonrecourse debt in the adjusted basis of his partnership interest should be explained. If there is a question as to whether the partnership's nonrecourse debt will enter into bases of the limited partners' interests, that should be disclosed.

         E. Depreciation and Recapture. This subsection should explain the method or methods of depreciation to be used by the partnership on its depreciable property as well as the basis for determining useful lives of such property. Any material risks that the IRS may challenge useful lives chosen by the partnership should be disclosed together with an explanation of the possible tax consequences of applying longer useful lives to partnership property. If methods of depreciation available only to a "first-user" are to be utilized, the basis of such "first-user" status should be explained. Depreciation recapture may be explained here with appropriate cross-reference to subsections on Sale or Other Disposition of Partnership Property and Sale or Other Disposition of a Partnership Interest. N/A

         F. Deducibility of Prepaid and Other Expenses. As to prepaid interest, possible nondeductibility in the year of payment should be discussed. It should be explained that if a partnership takes a large deduction for prepaid interest in its first year of operation, having little or no income in such year, the IRS may determine that the prepayment created a material distortion of income at the partnership level and require that it be allocated over the term of the loan. PP. 41

         G. Tax Liabilities in Later Years. This subsection should discuss the Risk Factors disclosure that after some years of partnership operations an investor's tax liabilities may exceed

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cash distributions in corresponding years. The tax problems that will arise after partnership property reaches the point when the partnership's nondeductible mortgage amortization payments exceed its depreciation deductions (the crossover point) should be explained. N/A

         H. Sale or Other Disposition of a Partnership Interest. This subsection should begin with a restatement of the Risk Factors disclosure that an investor may be unable to sell his partnership interest as there may be no market for it. The subsection should then discuss the Risk Factors disclosure that taxes payable on a sale of a partnership interest may exceed cash received. The discussion should explain the tax effect on a partner of being relieved from his share of the partnership's nonrecourse liabilities. The discussion should also state to what extent the gain recognized will be taxed as ordinary income, to what extent as capital gain.

         I. Sale or Other Disposition of Partnership Property. This subsection may use cross-reference to, or be combined with, subsection H in order to avoid repetition.

         J. Section 183. The possible impact of this Code section on investors lacking a profit objective in investing in any tax shelter program which is expected to generate annual net losses for tax purposes for a period of years should be discussed. The discussion should note that the section may apply to the Limited Partners of a partnership notwithstanding any profit objective the partnership itself may be deemed to have.

         K. Liquidation or Termination of the Partnership. The tax consequences to a Limited Partner of partnership liquidation or termination should be explained.

         L. State, Local and Foreign Taxes. It should be disclosed whether partners will be required to file tax returns and/or be subject to tax in any state or states other than their state of residence, or in any foreign countries. Where applicable, state and foreign tax rates should be noted. P. 42

         M. Tax Returns and Tax Information. It should be disclosed what kind of tax information will be supplied to Limited Partners and when, and whether the same kind of information will also be supplied to assignees who are not substitute limited partners. P. A-12

         N. Other Headings. Where applicable the tax section should also discuss the limitation on deductions of investment interest, the minimum tax on tax preference income, the impact of tax preference items on the maximum tax on earned income, and any other tax information deemed material in the particular offering.


                                  13. GLOSSARY

         If terms are used in the prospectus that are technical in nature or are susceptible to varying methods of computation, e.g., acquisition fees, book value, capital contribution, cash flow, cash available for distribution, construction fees, cost of property, development fee, net worth, organization and offering expenses, profit, partnership management fee and property management fee, definitions should be provided. For purposes of uniformity, it is suggested that these definitions conform to those that appear in the Statement of Policy Regarding Real Estate Programs of the North American Securities Administrators Association, or that any variations, and the economic effect thereof, be disclosed. [Amended in Release No. 33-6405 (Paragraph 3761), June 3, 1982, effective September 1, 1982, 47 F. R. 25120.] PP. A-1 - A-4

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                      14. SUMMARY OF PARTNERSHIP AGREEMENT

         A brief summary of the material provisions of the Limited Partnership Agreement should be included. PP. 38-39


                         15. REPORTS TO LIMITED PARTNERS

         The registrant should identify all reports and other documents that will be furnished to Limited Partners as required by the partnership's Limited Partnership Agreement and the undertakings to the registration statement. P. 46; A-12 In particular, registrant should disclose: (1) whether the financial information contained in such reports will be prepared on an accrual basis in accordance with generally accepted accounting principles, with a reconciliation with respect to information furnished to limited partners for income tax purposes: (2) whether independent certified public accountants will audit the financial statements to be included in the annual report P. 46; (3) whether the annual report will be provided to limited partners within 90 days following the close of the partnership's fiscal year; (4) that a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed, will be furnished to each limited partner at least on an annual basis pursuant to the registrant's undertaking; (5) that the information specified by Form 10-Q (if such report is required to be filed with the Commission) will be furnished to limited partners within 45 days after the close of each quarterly fiscal period pursuant to the registrant's undertaking; and (6) if the registrant has applied for, but not received an IRS ruling as to the tax status at the time of effectiveness of the registration statement, that the registrant will promptly notify each limited partner, in writing, pursuant to its undertaking of the receipt of the ruling or of an adverse ruling or refusal to rule by the IRS.


                   16. THE OFFERING--DESCRIPTION OF THE UNITS

         In addition to the disclosure required by the relevant items of Form S-l or S-11, disclosure should be made of all restrictions on transfer of the interests, including those in the Partnership Agreement, those imposed by state suitability standards or blue sky laws, and those resulting from the tax laws.
P. 35; P. A-12


               17. REDEMPTION, REPURCHASE AND RIGHT OF PRESENTMENT
                                   AGREEMENTS

         There should be a discussion of any provisions in the partnership agreement that allow the General Partner or its affiliates to redeem or repurchase the offered security or that allow the investor to seek redemption or repurchase. The conditions or formulae used, e.g., purchase price less capital returns, should also be disclosed. Registrant should be careful to appropriately describe the investor's right--whether it be redemption, repurchase, or merely a right of presentment. The discussion should include the following factors: P. A-13

         (1) That appraisals are simply estimates of value and may not necessarily correspond to realizable value;

         (2) The order in which redemption requests will be honored (post mark or other objective standard);

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         (3) Whether the General Partner and its affiliates will defer their redemption requests until requests for redemption by the Limited Partner public investors have been met;

         (4) The source and amount of funds (together with any legal or practical limitations) available for this purpose;

         (5) The circumstances under which a later request will be honored, while an earlier request is still pending;

         (6) Tax consequences related to redemption;

         (7) The period of time during which a redemption request may be pending prior to its being granted or rejected;

         (8) Whether there is to be allocation of funds among partners requesting redemption in circumstances where redemption requests exceed funds available for this purpose. If so, state and briefly describe the allocation process;

         (9) Whether Limited Partners must hold an interest in the partnership for a specified period prior to making a redemption request; and

         (10) A detailed statement of the procedure that must be followed in order to redeem or seek repurchase of the interest, including the forms that must be presented, and whether signature guarantees will be required.


                            18. PLAN OF DISTRIBUTION

         A. If there is an understanding or arrangement, whether written or oral, between the registrant and any broker or dealer, relating to the distribution of the interests, which is intended to be finalized after effectiveness of the registration statement, such understanding or arrangement should be disclosed. PP. 44-46

         B. If, after the registration statement becomes effective, the registrant enters into any selling arrangement which calls for the payment of more than the usual and customary compensation, a sticker supplement (Rule 424(c)) describing such arrangement should be filed.

         C. If the registrant intends to pay referral or similar fees to any professional or other persons in connection with the distribution of the interests, this fact should be disclosed. P. 45

         D. If the General Partner or its affiliates intend to purchase interests, and such interests will be included in satisfying the minimum offering requirements, it should be disclosed whether such interests are intended to be resold, and if so, the period of time these interests will be held prior to being resold. Depending on the circumstances, such interests may be considered to be unsold allotments under Section 4(3) of the Act. (See Securities Act Release 4150.) N/A


                  19. SUMMARY OF PROMOTIONAL AND SALES MATERIAL

         A. The sales material should present a balanced discussion of both risk and reward. The contents of the sales material or sales meetings or seminars should be consistent with the representations in the prospectus.

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


         B. A section which identifies all written sales material proposed to be transmitted to prospective investors orally or in writing should be included. The sales material should be appropriately identified by title and character and should be separately categorized either as the registrant's material or that of another person. If material provided by the latter is to be used, state the name of the author and publication arid the date of prior publication, if any, identify any persons who are quoted without being identified, and, except in the case of a public official document or statement, state whether or not the consent of the author and publication have been obtained for the use of the material as sales material. Sales materials include memoranda, summary descriptions, graphics, supplemental exhibits, media advertising, charts and pictures relating to the offering of the security and proposed to be transmitted to prospective investors.

         C. If any other material is to be used subsequent to the effective date, a "sticker" supplement (424(c) prospectus) should be filed to describe any such sales material.

         D. Any sales material that is intended to be furnished to investors orally or in writing, other than that which is used for internal purposes of the registrant, and including all material described in paragraph B above, should be submitted to the staff supplementally, prior to its use. For purposes of this paragraph only, sales material includes all marketing memoranda that are sent by the General Partner or its affiliates to broker/dealers or other sales personnel and may include material labeled "for broker/dealer use only." Staff comments, if any, will be promptly communicated to the registrant. Registrant should check with the staff before using sale material that has been submitted to the staff.

         E. Wherever public sales meetings or seminars are to be employed to discuss the offering, individually or in conjunction with other tax sheltered offerings, the staff should be provided, as supplemental information, copies of any written scripts or outlines which are prepared for use in such meetings a reasonable time prior to their use.

         F. Reference in sales material or at such sales meetings or seminars to Federal income tax treatment of the partnership and its investors should refer to either a ruling of the IRS or an opinion of counsel. Counsel should be named, his acknowledgement furnished supplementally with respect to such use, and any qualification contained in counsel's opinion should be referred to in such material by cross-referencing to the prospectus. Where the program has not sought a ruling as to the tax status (partnership) from the IRS and is relying on an opinion of counsel, it should be indicated that an opinion of counsel is not binding on the IRS.


                                20. UNDERTAKINGS


THE REGISTRATION STATEMENT WILL CONTAIN ALL OF THE USUAL UNDERTAKINGS APPROPRIATE TO A PUBLIC COMMODITY POOL.

         A. The following undertaking should be included in the registration statement if the securities to be registered are to be offered in a continuous offering over ah extended period of time:

         The registrant undertakes (a) to file any prospectuses required by
Section 10(a)(3) as post-effective amendments to the registration statement, (b) that for the purpose of determining any liability under the Act each such post-effective amendment may be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof, (c) that all post-effective

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
amendments will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendments are filed, and
(d) to remove from registration by means of a post-effective amendment any of the securities being registered which remain at the termination of the offering.

         B. The following undertaking should be included in every registration statement:

         The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

         C. The following undertaking should be included in every registration statement:

         The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

         [Undertaking 21(c) adopted in Release No. 33-5745 (Paragraph 80,727), September 27, 1976.]

         D. The following undertakings relating to investment of the proceeds of an offering in which a material portion of the maximum net proceeds (allowing for reasonable reserves) is not committed (i.e., subject to a binding purchase agreement) to specific properties should be included in the registration statement:



                  The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing Limited Partners. Each sticker supplement should disclose all compensation and fees received by the General Partner(s) and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.

                  The registrant also undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Limited Partners at least once each quarter after the distribution period of the offering has ended.

                  NOTE Offers and sales of the interests may continue after the filing of a post-effective amendment containing information previously disclosed in sticker supplements to the prospectus, as long as the information disclosed in a current sticker supplement accompanying the prospectus is as complete as the information contained in the most recently filed post-effective amendment.

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         [Item 21D as amended in Release No. 33-6405 (Paragraph 3761), June 3,
1982, effective September 1, 1982, 47 F. R. 25120.]

         E. If the registrant has applied for a ruling from the IRS as to tax status, and has not received it at the time of effectiveness:

         The registrant undertakes to promptly notify each limited partner, in writing, of the receipt of the ruling or of an adverse ruling or refusal to rule by the IRS, and undertakes to file with the Commission a Form 8-K describing such event.

APP-14